





Providing solutions

to make creating, practicing, and learning music a more powerful experience.

2008 ANNUAL REPORT

makemusic®

smartmusic®

SMARTMUSIC

is becoming an integral part of music programs all over the country.

We're providing teachers with solutions and resources to help them get the most out of their SmartMusic subscriptions.

More and more teachers are using the SmartMusic Gradebook™ feature to create, distribute, and assess assignments. We believe this will ultimately produce an increase in student subscriptions.

The more frequently a teacher issues assignments using SmartMusic, the more reasons the students have to subscribe. And the more teachers and students understand and rely on SmartMusic, the more likely they'll be to renew their subscriptions.

To help teachers get the most out of their SmartMusic subscriptions we have introduced quick and easy-to-use resources.



SMARTMUSIC TRAINING GUIDE — 250 pages of easy-to-understand instructions, tips, and shortcuts plus a supplemental disc with videos and other resources.


smartmusic
Music learning software for band, orchestra, and choir.
SmartMusic for Students
We make practicing easier and learning fun.
SmartMusic for Teachers
Motivate your students to practice more.
For Students
$30 per year
For Teachers
$130 per year
Software Updates
Renewing?
Ever-Expanding Library of Music Titles
News

REDESIGNED WEBSITE — features a complete Resource Center to help teachers set up and learn the program quickly and easily.

15% Off

VOLUME PRICING DISCOUNT — 15% off all subscriptions and hardware if the music program involves more than 100 students.

A GROWING LIBRARY of more than 1,700 titles for concert band, jazz ensemble, and orchestra, plus thousands of solo titles and exercises to promote continued use.


ESSENTIAL ELEMENTS
FLUTE
SERENGETI DREAMS

LETTER
to the shareholders

MakeMusic reported net revenues in 2008 of $15,156,000, an increase of 4% over 2007. SmartMusic revenues increased by 40% to $4,070,000, and subscriptions grew by 23%. While we had anticipated stronger growth in student subscriptions, we were pleased with the increase in teachers adopting the use of SmartMusic assignments and the SmartMusic Gradebook within their curriculum.

When teachers issue and require frequent SmartMusic assignments, there is a direct correlation in growth of student subscriptions. Of the 9,185 teachers using SmartMusic at the end of 2008, 1,436 (or 16% of current teachers) have used the SmartMusic Gradebook to issue assignments. Our notation revenues decreased by $691,000, or 6.3%, compared to 2007 results due both to how worldwide economic conditions have impacted sales through our distributors, as well as a change in the release schedule for the Allegro and SongWriter products. There continues to be no evidence of a loss of market share, and our direct sales of notation products were comparable to 2007.

As planned, operating expenses in 2008 grew 4.3% over 2007 to $12,336,000. This increase is due primarily to our investment in web development and the formation of our direct sales force. It's important to note that 38% or $265,000 of the increased expenses included a one-time expense associated with the change in management structure. 2008 net income was $491,000, or $0.11 per basic share and $0.10 per diluted share. These results represent a reduction over the reported net income of $650,000, or $0.16 per basic share and $0.15 per diluted shares, for the previous year.

As we look toward 2009, I am cautiously optimistic. While notation revenues will continue to be influenced by economic trends, SmartMusic is positioned for continued and hopefully stronger growth. To further accelerate teacher adoption of SmartMusic and the SmartMusic Gradebook, we've launched a series of initiatives. The first of these is intensifying our direct sales efforts to the education channel through expanding our sales territories, hiring a sales director, and installing a Customer Relationship Management system to facilitate efficient customer targeting and measurement. The second key initiative is to shorten the time for complete SmartMusic adoption by introducing and selling a suite of training solutions for educators. The third area of focus is to improve the user experience from the order process through the renewal stage.

While I am generally confident about the SmartMusic opportunity, our management team clearly understands the importance of profitability and cash management. Toward that end, we are committed to controlling expenses while pursuing those opportunities that we believe will yield adequate returns.

On behalf of the management team, I thank you for your patience and continued support.

Respectfully,

Ronald B. Raup
CHIEF EXECUTIVE OFFICER

FINANCIAL HIGHLIGHTS

(in thousands, except per share amounts)

	2008	2007	2006
STATEMENT OF OPERATIONS			
Revenues	$ 15,156	$ 14,580	$ 12,978
Gross Profit	$ 12,776	$ 12,352	$ 11,131
Net Income	$ 491	$ 650	$ 255
NET INCOME PER SHARE			
Basic	$ 0.11	$ 0.16	$ 0.07
Diluted	$ 0.10	$ 0.15	$ 0.06
Weighted Average Shares Outstanding	4,621	4,165	3,917
Stock Price *(as of 12/31)*	$ 2.51	$ 10.00	$ 5.94
BALANCE SHEET			
Cash	$ 6,592	$ 6,041	$ 3,130
Deferred Revenue	$ 2,336	$ 1,702	$ 1,199
Stockholders' Equity	$ 10,811	$ 9,620	$ 6,844
OTHER FINANCIAL DATA			
Cash Flow Provided by Operations	$ 2,351	$ 2,149	$ 1,147
SmartMusic Subscriptions	106,584	86,901	56,689

REVENUE AND EBITDA GROWTH

IN MILLIONS



NET REVENUE
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$2.0
$1.5
$1.0
$0.5
EBITDA
NET REVENUE
EBITDA
(Excluding stock option expense)
2004
2005
2006
2007
2008

ANNUAL REVENUE – FINALE NOTATION FAMILY

IN MILLIONS



$12
10
8
6
4
2
2003
2004
2005
2006
2007
2008

- 6% decline in notation revenue due to economic conditions.
- Finale® celebrates its 20th anniversary.

SMARTMUSIC SUBSCRIBERS



120,000
100,000
80,000
60,000
40,000
20,000
TOTAL SUBSCRIPTIONS
EDUCATOR ACCOUNTS
2005
2006
2007
2008

- 23% subscription growth.
- 40% SmartMusic revenue growth.
- 20% increase in educator subscriptions.

SMARTMUSIC GRADEBOOK™ STATISTICS – 2008



1,600
1,400
1,200
1,000
800
600
400
200
ACCOUNTS WITH ASSIGNMENT
GRADEBOOK TEACHERS
2008
2007
2008
2007
JUL
AUG
SEP
OCT
NOV
DEC

- 67% increase in the number of educators issuing assignments in 2008.
- 68% increase in Gradebook teachers (those issuing an assignment to 50+ students).


FINALE
20
CELEBRATING
20 YEARS
of INNOVATION

FINALE

Celebrating 20 years

as the world's standard for music notation software.


finale
finale

In 1988, Finale® revolutionized the art of putting notes on the printed page by combining desktop publishing with sequencer features. Twenty years later it remains the worldwide leader in music notation software.

The range of Finale products can accommodate the needs of the most demanding professionals, educators and students, working musicians, songwriters, and even interested amateurs.


finale
finale
songwriter
PrintMusic

Finale products continue to create significant revenue for MakeMusic. In fact, Finale PrintMusic®, our best-selling SKU at consumer electronics stores and online, is the #1 music software on Amazon.com.

The added ability of SmartMusic users to import and use Finale files provides even more sales opportunities as SmartMusic subscription sales increase in the education market.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File No.: 0-26192

MakeMusic, Inc.

(Exact name of Registrant as specified in its charter)

Minnesota	**41-1716250**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

7615 Golden Triangle Drive, Suite M, Eden Prairie, MN 55344
(Address of principal executive offices)

(952) 937-9611
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock $.01 par value	NASDAQ Capital Market
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Exchange Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if smaller reporting company)	Smaller Reporting Company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the Registrant as of June 30, 2008 was approximately $26,628,570 based upon the closing price of the Registrant's Common Stock on such date.

There were 4,635,529 shares of Common Stock outstanding as of February 27, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2009 Annual Meeting are incorporated by reference into Part III.

Transitional Small Business Disclosure Format (check one). **Yes** ____ **No** X

(This page intentionally left blank.)

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Introduction

MakeMusic, Inc., a Minnesota corporation (referred to herein as "we", "us," the "Company" or "MakeMusic"), is a world leader in music education technology whose mission is to enhance and transform the experience of making, composing, teaching, and learning music. MakeMusic's predecessor corporations, which were merged to form the current entity in 1992, were incorporated in Minnesota in 1990. We currently have approximately one hundred employees and are based in Eden Prairie, Minnesota.

MakeMusic develops and markets two product lines that reinforce each other's features and competitiveness. The well-established Finale® family of music notation software products provides a solid base business that generates cash and a large customer database. Music notation software is a niche business with limited growth opportunity since only a small percentage of musicians ever notate music.

Our growth potential lies with SmartMusic®, a subscription-based product directed toward the very large and constantly renewing market of music students and their teachers. SmartMusic combines a software application, a library of thousands of titles and skill-development exercises, and a web service to provide students with a compelling experience and teachers with a comprehensive solution.

SmartMusic

Market Need

Many students naturally desire to learn to sing or play a musical instrument and hope to be part of the school band, orchestra, or choir. The primary obstacle for them is practicing, which is necessary if they are to develop the skills and expertise music performance requires. There simply is no substitute for the many hours of individual practice. Some students are reluctant to spend hours practicing and thus do not develop the skills that allow them to have fun making music. They likely fall behind their peers and eventually drop out of the school music program. This attrition is a serious concern of music teachers and of the music products industry. The challenge is to find ways to make practice time more fun so that students like to practice and also to make it more productive so that students get better faster.

There is also an increasing demand for music teachers to document individual student achievement, something that is easy for classroom teachers who routinely give spelling tests, math quizzes, and science exams. It is impractical, however, for music teachers to audition every student on a weekly basis to document their skill-development and their proficiency with the music. Yet they must find a way to do so if music is to remain a justifiable course of study in the schools. Put another way, what isn't measured will likely not be funded. Accountability within the public schools has gained prominence as evidenced by recent federal legislative activity including the No Child Left Behind Act (NCLB), and music teachers will not be exempt.

In addition, music teachers are very sensitive to how well their student ensembles perform. Each concert, musical and marching band performance puts their teaching effectiveness on display for all in the community to evaluate. Solutions that help them be more effective and inspiring so that they can produce noticeably better performances are of keen interest to them.

The SmartMusic Solution

SmartMusic software is a comprehensive music teaching and learning solution for band, orchestra, and choir students to use at school and, more importantly, at home. SmartMusic enhances and transforms the hours spent practicing by putting students inside a professional band, orchestra, or choir so that they can hear how the music is supposed to be performed and how their part fits in. This makes practicing much more fun, causing students to practice longer and more often. SmartMusic also offers a rich variety of effective practice tools that make practice time more efficient and productive. The combination of making practice time more fun and productive leads to rapid student skill-development, increased student confidence, higher student retention, and stronger music programs.

Teachers use SmartMusic Gradebook™, the web-based grade book that comes with each teacher subscription, to post assignments to students, receive completed assignments from students, assess student achievement, and manage student records. SmartMusic Gradebook was formerly known as SmartMusic Impact®. This renaming of the product will more clearly define its grade book capabilities for teachers. The grade book process works as follows:

1. Teachers log in to SmartMusic Gradebook via a web browser, select a title the students are preparing for concert, and select a pre-defined assignment for that title. Teachers then set a due date, how many points the assignment is worth, and finally post the assignment to all students in the band or orchestra. This process takes the teacher about one minute.

2. Students log in to SmartMusic at home and are immediately greeted by a list of assignments that are due. When students click on an assignment, it is automatically loaded for them and practice instructions are displayed. Students can then practice the assignment with SmartMusic's practice tools: slow down the tempo, hear how their part is performed, set practice loops, use the tuner, etc. Students can even record their performance so that they can listen to themselves and better detect problems they need to correct. As students practice, they see notes and rhythms that were performed incorrectly turn red and notes that were performed correctly turn green. In this manner SmartMusic automatically assesses student performances, giving each student a score.

3. Once a student achieves a desired score, they click the *Submit* button so that the assignment and its final score are automatically sent to the teacher's SmartMusic Gradebook. Although the student needs an Internet connection to do this, no browser or e-mail program is required.

4. Teachers can now see in their SmartMusic Gradebook which students have submitted assessment assignments and what grades were automatically given by SmartMusic. If the teacher required students to submit recordings of an assignment, the recordings are also in the Gradebook. Teachers can listen to recordings with a single click which facilitates an efficient grading process.

SmartMusic Assignments

With SmartMusic and SmartMusic Gradebook, teachers finally have a practical way to influence students' home practice time and measure individual student achievement. They are able to use student records in SmartMusic Gradebook to explain a semester grade to a student as well as his or her parents. SmartMusic Gradebook also makes it easy for a teacher to e-mail parents a recording of their child with a note, "Listen to how great your child sounds!" This encourages parents to be more actively involved in their child's musical education.

Students understand that their teachers know, because of SmartMusic assignments, whether they practice and whether they master their concert music. At the same time SmartMusic holds students accountable, it makes their practice time more fun and inspiring. We believe students prefer to work on assignments at home with SmartMusic and submit them via the Gradebook instead of performing in front of their teacher and peers.

An administrator can audit their teachers' SmartMusic Gradebook to verify that student achievement is consistently being measured and that students are developing skills. This helps them justify the music program which is generally acknowledged as very important to the school district but has not evidenced sufficient tests and measurements in the past.

How Does SmartMusic Develop Skills and Motivate Students?

SmartMusic provides a rich combination of features that help students focus their practice time, master specific skills, and have fun as they practice. These features include the following:

- Assessment. SmartMusic assesses student performance. Wrong notes and rhythms turn red while correct notes turn green. SmartMusic scores each attempt by the students, giving practice time a video game-like appeal.

- Practice with professional accompaniment. SmartMusic puts the student into an ensemble of professionals. The music comes alive for them as they hear how professionals create the drama, excitement, and beauty of the music.
- Practice at slower tempos. Students need to slow music down in order to master the technical challenges. SmartMusic allows students to set any tempo and then gradually build up speed.
- Hear how your part is performed. SmartMusic will play each student's part so that they can hear how a professional would perform it.
- Record yourself. Students often cannot hear what they are doing wrong as they sing or play. SmartMusic allows them to record themselves so that they can instantly hear what needs to be corrected.
- Intelligent Accompaniment®. When practicing solo literature that requires expressive interpretation, SmartMusic listens to the students as they speed up or slow down and the accompaniment follows their tempo changes. Students are free to experiment with phrasing, learning to project their personalities into the music and making it their own.
- Practice performing in tune. The SmartMusic tuner is built in and helps students hear where the pitch should be.
- Fingering charts. When students do not know how to finger a note, they just click on it to see its fingering chart. SmartMusic knows for which instrument to provide the fingering.
- Practice loops. Students can isolate difficult measures for concentrated practice.
- Skill-development exercises in all keys. SmartMusic includes a large library of exercises that foster skills related to scales, intervals, arpeggios, rhythms, playing by ear and jazz improvisation.
- Wide range of repertoire. The SmartMusic accompaniment library includes classical, jazz, opera, worship, musical theater, pop, and other genres. The accompaniments, made by professionals, are stylistic, authentic, and fun to practice with. Many of the jazz accompaniments, for example, are created by Wynton Marsalis's musicians.

Licensing, Publisher Relations and Content Development

Content is critical to SmartMusic's success. No matter how exciting and useful the technology may be, if the SmartMusic library does not have the titles teachers want to perform with their student ensembles, they will not subscribe. Determining what titles teachers want is accomplished by studying published lists of titles such as 1) state contest approved lists, 2) most often performed lists, 3) best-selling lists, and 4) basic library lists. Additionally, publisher requests, input from subscribers and information from JW Pepper, the largest sheet music retailer, are also factors considered to determine content.

While the SmartMusic library contains many titles and exercises that are either in the public domain or copyrighted by MakeMusic, the vast majority of SmartMusic content is licensed. Licenses for band, orchestra, and choir titles typically cover three usages: 1) the right to include the title in SmartMusic, 2) the right to display the music notation (and lyrics if applicable) on-screen, and 3) the right to use an audio recording of the title.

These rights are licensed from a wide range of music publishers, including industry leaders such as Hal Leonard Corporation, Alfred Publishing and Music Sales, Ltd. MakeMusic has been successful at licensing titles for use within SmartMusic and believes it has good relations with the publishing community at large. However, there is no guarantee that licensing efforts will be successful in the future.

The content development process for SmartMusic includes the following: 1) editing Finale notation files supplied by publishers or engraving the files with Finale, and modeling the result on the published music, 2) synchronizing the audio recording file with the Finale notation file, 3) marking the audio file as needed for use within SmartMusic, 4) defining assignments for the title, and 5) testing the final file. Once this process is complete, the file is added to the library database and posted for available download to subscribers. The development costs for each title added into SmartMusic are capitalized and when added to the library database, amortized over a five-year period.

Developing a typical band title that does not require engraving costs approximately $725 per title and the typical orchestra title is approximately $350. If engraving is required, the cost is approximately $2,300 per band title. The average cost per engraved title has declined from approximately $3,000 in the prior year as we have moved some of the engraving work in-house and to lower cost providers. Engraving is the process of taking hand written music notation and converting it into publishable format. We expect the costs for band titles to continue to be more than choir and orchestra titles due to their complexity and number of parts required.

During our 2008 fiscal year, we made significant investments to expand the large ensemble titles in SmartMusic. As of December 31, 2008, SmartMusic had 1,186 titles available for band, 96 for jazz ensemble and 255 titles available for orchestra with capitalized investment costs totaling approximately $1,700,000. During 2009, we plan to reduce our costs by significantly reducing the engraving work performed by external contractors and having this work performed by MakeMusic employees. By the end of 2009, we expect to have approximately 1,400 titles available for band, 150 for jazz ensemble and 500 for orchestra. These band and orchestra titles are in addition to the thousands of titles in SmartMusic of solo literature, numerous beginning methods, and skill-development exercises.

SmartMusic Application Development

The SmartMusic application is developed by an internal team of software programmers and testers. Certain technologies are licensed from third parties and then adapted for use within SmartMusic. Development priorities are set by researching how teachers and students use SmartMusic, noting what improvements and additions are required.

The SmartMusic application coordinates a complex web of interacting technologies that include 1) playback of music, either synthesized or audio, 2) display of music notation on-screen with Finale technology, 3) use of a microphone attachment to record a student's performance, 4) recognition of notes and rhythms and comparison of a student's performance to what is notated, 5) communication of errors and correction techniques to students, and 6) the support of a growing selection of skill-development features that accelerate student learning. In addition, the application has patented features such as Intelligent Accompaniment which allow students to develop their skills of expression for solo literature.

Most importantly, the SmartMusic application communicates directly with the SmartMusic Gradebook, making the posting and submitting of assignments automatic and problem-free. It also manages aspects of the subscription service as well as content updates.

Licensed Technology

Certain pitch recognition software incorporated into SmartMusic for purposes of music performance assessment is licensed from Institut de Recherche et Coordination Acoustique/Musique (IRCAM) which is based in Paris, France. The license agreement continues in perpetuity and is exclusive to SmartMusic through November 24, 2009. In light of the constantly changing environment of music technology, coupled with an increase in alternative technology sources, we do not believe the expiration of this license exclusivity will have a material impact on SmartMusic.

SmartMusic Patents

We licensed, from Carnegie Mellon University ("CMU") on a worldwide basis for the life of the patent, the use of the U.S. patent that covers the automated accompaniment developed by MakeMusic that listens to and follows tempo changes from a live performance. Although this patent expired in 2005, we have further developed this technology and patented additional features. We have obtained five additional patents that protect improvements to the user control of the software and that contain certain aspects of the repertoire file which enhance the software's algorithms, accompaniment controls, and repertoire data file capabilities, and expand miscellaneous interface features of the product. As a result of the additional patented features we have developed, strong synergy with our Finale notation product and continuing development of an extensive library of licensed repertoire, we do not believe that SmartMusic has been or will be materially affected by the expiration in 2005 of the CMU patent.

SmartMusic Website and Back Office Development

The SmartMusic Gradebook is the most visible aspect of the web support provided to the SmartMusic application. We use another layer of interacting technologies, databases, and services to support the Gradebook. This ensures that the SmartMusic solution is comprehensive and that the SmartMusic experience is logical, efficient and enjoyable.

The website and back-office services are also developed by an internal team of programmers and testers. Certain aspects of this development are sometimes handled by external contractors with any development remaining the property of MakeMusic.

SmartMusic Accessories

The primary SmartMusic accessories are the instrumental microphone and the vocal microphone headset. These microphones are inserted into the microphone input of the computer and their audio signal is routed to the SmartMusic software for recording and assessment analysis. The instrumental microphone has a plastic-coated tip that allows it to be clipped onto a musical instrument or the student's clothing. We outsource the microphone manufacturing to suppliers who can meet the specifications at competitive pricing. During 2008, the suggested retail price of the SmartMusic microphones was $19.95. Approximately 65% of new subscription purchases include a microphone. We believe accessories revenue will continue to be consistent with this level in the future.

SmartMusic Subscription Business

SmartMusic is sold as an annual subscription. Currently, teacher subscriptions, which include the SmartMusic Gradebook, are priced at $130. Additional subscriptions for school computers and student home subscriptions are priced at $30.

As teachers come to rely on SmartMusic to prepare concert music and develop student skills, we believe they will post more and more SmartMusic assignments to their students. Because teachers are able to quickly post assignments and SmartMusic assesses and grades automatically, teachers can easily post assignments related to scales, intervals, arpeggios, rhythms, and solo repertoire as well as their concert music. We expect that as teachers post a greater number of SmartMusic assignments, more students will be motivated to have SmartMusic at home and our student subscription rates will increase.

The statistics by which investors can evaluate SmartMusic growth are the following:

- Number of SmartMusic educator accounts
- Number of SmartMusic Gradebook teachers (those having issued assignments to 50+ students)
- Total number of SmartMusic subscriptions

SmartMusic subscriptions are sold directly to teachers, parents, and students. Marketing communications consist primarily of presentations, clinics and exhibits at music educator state conferences, e-mail, and direct mail. Direct sales efforts are typically aimed at the most influential music teachers and/or music supervisors in large districts with successful music programs. We are focusing such efforts on eighteen key music education states including Texas, Florida, New York, Illinois, and Minnesota.

SmartMusic Site Licenses

In order to further increase the number of student subscriptions per school and per district, MakeMusic introduced a SmartMusic site license program in September 2007. SmartMusic site licenses are intended to encourage large deployments of SmartMusic student subscriptions. The site licenses provide schools with coterminous subscriptions for all students and teachers and discounted pricing is available. The special site license pricing is two-tiered: 100 or more subscriptions reduces all prices by 15% and prepaid site licenses of 500 or more subscriptions reduces all prices by 25%. We offer reasonably priced teacher training to support these larger installations and offer a training workbook and DVD as well. As of December 31, 2008, there were 212 site licenses for SmartMusic. We expect the number of site licenses to increase in the future due to our recently established direct sales force and focused marketing initiatives.

SmartMusic Sales and Marketing

The market for SmartMusic is large, with student use being the largest potential market. It is estimated there are more than 100,000 school buildings in the United States, many with band, orchestra, and/or choir programs. We believe the key to expanding the number of subscriptions for students is producing a compelling reason for educators to make SmartMusic an integral part of their curriculum and the basis for how they deliver and grade regular student assignments. Further, we believe that the majority of students will prefer the convenience of completing SmartMusic assignments at home and it is this dynamic that will drive subscription growth.

As of December 31, 2008, MakeMusic has more than 9,100 teachers with active SmartMusic subscriptions. Since these teachers are already using SmartMusic, they will likely be the first to adopt SmartMusic Gradebook and embrace the concept of requiring students to submit frequent SmartMusic assignments. Therefore, this group of users represents one of our most important target segments. We are able to track when each teacher creates a SmartMusic Gradebook account, when they set up a class and the number of students enrolled. As a result, we have the ability to tailor our direct marketing messages.

For the first time, the SmartMusic solution provides administrators with the ability to easily measure individual student achievement, create and deliver district-wide curriculum, and provide parents with secure on-line access to student assignments and grades. Based on this solution, MakeMusic has established a direct sales organization. The field sales representatives have an objective of calling on district decision-makers and selling a higher number of subscriptions for each installation.

Prospecting efforts are largely based on ranking school districts in target states based on student population, average household income, and geography. Priorities are established by identifying current users in target districts and requesting their assistance in setting up a meeting and presentation with district decision-makers and other music educators within the district.

Our SmartMusic marketing efforts are exclusively focused on the U.S. market and directed primarily at public school music administrators, music educators, and their students. In addition to aggressive direct marketing programs, MakeMusic participates in more than 40 annual music educator conventions and presents SmartMusic clinics in a variety of settings.

The primary distribution for SmartMusic subscriptions is via the www.smartmusic.com website (linked with www.makemusic.com and www.finalemusic.com). School orders are normally processed directly through the MakeMusic customer support department.

SmartMusic Competition

SmartMusic is a revolutionary concept that created a new product category for teaching and learning music. As such, it entered the market with no direct competitors. Imitators have since introduced direct competing products, at least two of which are still in the marketplace. iPAS from Pygraphics, Inc. has been in the market for several years and provides on-screen music notation and assessment. StarPlay™ formerly In the Chair® is a recently introduced competitor which provides accompaniment and on-screen music notation.

At this time, no competitor has a library of content comparable to SmartMusic. Nor does any competitor have SmartMusic Gradebook functionality, Intelligent Accompaniment®, or the ability to utilize Finale files for user-created content. These features, as well as our long-standing relationships with major industry partners and our competitive pricing strategies, represent significant competitive barriers, but we can make no assurances that SmartMusic will not face challenging competition in the future. We intend to maintain our competitive position by continued expansion of our repertoire library and ongoing product enhancements.

Finale family of notation products

We are a market leader in music notation software with our Finale family of products for use with Macintosh® and Windows® PC operating systems. Music notation software enables a musician to enter musical data into a computer using either the computer keyboard, a MIDI- (Musical Instrument Digital Interface) equipped electronic music keyboard or other MIDI-equipped instruments, and contemporaneously display the data on a computer screen as a musical score. The dramatic improvements in speed and flexibility provided by software programs like Finale have made such software the dominant method for composers, arrangers, publishers, and music teachers to create printed music.

The Finale product is a powerful and comprehensive notation software product which is sold worldwide. Finale music notation software has a suggested retail price of $600. Finale software is differentiated from other music notation software by its breadth and depth of features, including capabilities such as its "hyperscribe" feature. HyperScribe® allows users to freely play music with varying tempos via a MIDI keyboard while the software interpolates the rhythms and accurately notates the music in real time.

We also produce an Academic/Theological Edition of the Finale product that is sold exclusively to schools, teachers, college students, and religious organizations at a suggested retail price of $350. This edition has been a key source of revenue and registered user-base growth. In addition, it reaches a market that is continuously replenished with new student users.

The Finale product is currently translated into German, French, Italian, and Japanese. We believe the international market is a key growth opportunity as computer penetration increases worldwide. All transactions with our international customers are completed in US currency.

The Finale Allegro® product, a value-priced version of the powerful Finale music notation software product, was introduced in 1993. The Allegro music notation software product currently retails for $199 and contains a subset of the notation tools contained in the Finale product.

Finale PrintMusic® and Finale SongWriter® are entry-level music notation software products, retailing for $99.95 and $49.95, respectively. Each contains a subset of the notation tools contained in the Finale and Finale Allegro products. These products allow us to offer entry-level products to the retail customer, thereby expanding the base of registered users and increasing the potential for sales of notation software upgrades. These products are targeted to a broad audience in the education and general consumer marketplace.

Finale NotePad® is sold as an introduction to the Finale notation family and provides a quick and easy method to transform musical ideas into printed music. Finale NotePad is available via download for $9.99. Finale Reader™ was introduced in 2008 and is a free download to view, play and print Finale files.

Finale Sales and Marketing

As of December 31, 2008, Finale notation products are sold through 52 distributors serving countries world-wide. In the United States and Canada, the Finale family of notation products is sold by channel-specific distributors and retailers in the musical instrument, educational and consumer electronic channels. Our products are merchandised through a combination of websites, catalogs, and in-store displays. We support these efforts with a modest co-op advertising program. In early 2006 we signed a domestic distribution agreement with Hal Leonard Corporation, the largest music publisher in the world, to provide our products to U.S. musical instrument and print music retailers.

Upgrades and trade-ups are marketed and sold exclusively by MakeMusic in North America. MakeMusic requires all notation products sold in North America to be registered, and we regularly market upgrades and trade-ups to the registered user database. Each campaign is evaluated based on the return on investment and against original projections. Finale upgrades were introduced on both the Windows platform and Macintosh platform in each of the last several years and we intend to continue this annual upgrade cycle. All Finale products operate on both the Windows and Macintosh platforms.

Internationally, Finale notation products are represented by key distributors in many overseas territories. Finale is translated into German, French, Japanese, and Italian. International sales have grown the last few years as a result of expanding our distribution partners and increasing the number of localized versions. However, general economic conditions resulted in reduced international sales in 2008.

MakeMusic markets a variety of Finale notation education offerings to schools, students, and other qualified institutions including the Finale Academic edition, the Finale lab pack, and the Finale site license. The Finale lab pack and Finale site license provide educational discounts for volume purchases. Education sales have steadily increased, although the mix is shifting towards site licenses indicating wider acceptance and use of Finale notation software. We believe that this trend will increase based on the synergistic relationship between Finale and SmartMusic.

Customers can also utilize Finale software to create accompaniments for use with SmartMusic. A Finale file is saved as a SmartMusic accompaniment and becomes part of the SmartMusic solution. This interplay provides MakeMusic with cross-marketing opportunities between Finale and SmartMusic users and products, and also provides a unique differentiator in the marketplace.

We believe that economic conditions will result in a softening of our Finale notation software business in 2009 and potentially beyond. We anticipate holding our notation development spending generally flat as a result and have developed company-wide contingency plans that will be implemented if certain revenue and cash flow objectives are not met. Upon economic improvement, we intend to steadily build on our notation business by continually expanding the installed base of users, regularly providing them with upgrades, expanding our educational offerings, increasing the synergy with SmartMusic, and establishing the products as a means for electronic transmission of music.

Finale Competition

The notation market is highly competitive and includes competitors such as Steinberg Media Technologies GmbH, Sibelius Software, NOTION Music, Inc., and Voyeur Turtle Beach, Inc. Competitive factors in marketing Finale products include product features, quality, brand recognition, ease of use, merchandising, access to distribution channels, retail shelf space, and price. We believe we compete effectively through regular upgrades and marketing initiatives.

Synergies between SmartMusic and Finale products

From a technology perspective, there are considerable synergies between the SmartMusic business and the Finale notation business because the products benefit from shared technologies. The Finale notation technology, for example, is used within SmartMusic to display, among other things, sheet music, exercises, and beginning band method songs. It is this technology that puts red and green notes on the screen to show SmartMusic students what they played incorrectly and how to correct their mistakes. Similarly, the SmartMusic pitch recognition technology is used within Finale in its MicNotator® feature, which allows Finale users to enter notes by simply playing an acoustic instrument into a microphone. Indeed, the synergistic integration between SmartMusic and Finale notation products represents a differentiator for our notation products and provides a barrier to entry into the marketplace. Likewise, the ability to create SmartMusic repertoire using the Finale product is a major benefit for SmartMusic customers.

Also important are the market and customer synergies. We estimate that Finale is established in more than 30,000 schools, all of which are potential targets for SmartMusic. The school teachers/decision-makers know and respect Finale and are willing to consider new products from MakeMusic.

General Information

Customer Support

As of December 31, 2008, customer support for all products is handled by 21 employees. They are supported by knowledge-based software that allows customers to ask questions on-line at www.finalemusic.com and www.smartmusic.com and then presents them with answers. As new questions are asked by customers, the database of questions and answers is expanded. This software reduces the number of contacts reaching customer support employees and thus enhances efficiency, reduces cost, and provides a better experience for customers.

Principal Sources and Suppliers

Printing of user manuals, packaging, and the manufacture of related materials are performed to our specifications by outside subcontractors. We currently use one subcontractor to perform standard copying and assembling services, including copying software DVD and CD-ROM discs, and assembling the product manuals, discs, and other product literature into packages. If this subcontractor is unable to perform, there are alternative vendors that we could use for this service. Our instrumental and vocal microphones are each currently provided by two separate vendors that are sole source suppliers. As we look to expand our SmartMusic customer base, we are working with these vendors so microphones will be dual sourced.

Dependence on Major Customers

As of December 31, 2008, no distributor or direct customer for either our SmartMusic or Finale products represents more than 10% of total revenue.

Product Development

At December 31, 2008 and 2007, 54 employees were involved in product development for SmartMusic and Finale products at MakeMusic. This staff engages in research and development of new products, enhancements to existing products, business systems support, repertoire development, and quality assurance testing.

MakeMusic's non-capitalized expenditures for product development were $4,633,000 and $4,278,000 in 2008 and 2007, representing 30.6% and 29.3% of gross revenues, respectively. These expenses include the costs for our annual notation upgrades, product maintenance releases and support for our business systems. We expect these costs to moderately increase in 2009 due to enhancements in our technology infrastructure requirements to support our expanding customer base.

Trademarks

We own the registered trademarks in the United States for Allegro®, Coda®, Finale Allegro®, Finale NotePad®, Finale Performance Assessment®, Finale PrintMusic®, Finale SongWriter®, Finale®, Finale Viewer ®, FinaleScript®, FPA®, HumanPlayback®, HyperScribe®, Intelligent Accompaniment®, Intonation Trainer®, M!®, MakeMusic®, MicNotator®, SmartMusic®, SmartMusic Impact®, StudioView®, SmartFind and Paint®, and TempoTap®. In addition, the names Coda®, Finale NotePad®, Finale SongWriter®, Finale Viewer ®, Finale®, Intelligent Accompaniment®, MakeMusic®, SmartMusic®, and The Art of Music Notation® have been protected in some foreign countries and we have applied for protection in foreign countries for Finale PrintMusic®, and SmartMusic Impact™. We have applied for trademark registration in the United States for SmartSheets™, and Finale Reader™. In addition to our own registered trademarks listed above, this report also contains references to trademarks owned by third parties.

Technology Infrastructure

The MakeMusic data center is operated internally, offering extensive uptime and connectivity to the Internet backbone via fiber-optic connections. For maximum reliability, all our servers utilize redundant arrays of independent discs for information backup as well as redundant power. A Storage Area Network is in place to provide simplified storage administration and allow for server consolidation and virtualization. Websites and services are run on Microsoft IIS® and Apache® servers. A combination of Microsoft SQL Server® and Oracle® are used for database applications. MakeMusic utilizes a VoIP phone system that provides unified messaging and is deeply integrated with Microsoft Active Directory and Microsoft Exchange. Our network is monitored twenty-four hours a day, seven days a week, and is scalable and upgradeable for future growth.

In 2008, we migrated a large portion of our business-critical servers to an offsite data center. This provides greater environmental controls in addition to helping to eliminate single points of failure in our network infrastructure. Server consolidation, fast recovery, redundancy, and increased scalability are just a few of the areas that we expect the migration to address.

MakeMusic Websites:

www.smartmusic.com. The SmartMusic website promotes our SmartMusic subscriptions and SmartMusic accessories.

www.smartmusic.com/impact. The SmartMusic Impact Gradebook website is where teachers set up their classes, post assignments to students, receive completed assignments from students, and manage student records.

www.finalemusic.com. The Finale website promotes notation products and e-commerce with mail-order fulfillment, as well as downloads of Finale NotePad.

www.makemusic.com. The MakeMusic website includes information on the Company and our products. It also provides links to www.smartmusic.com and www.finalemusic.com for people wanting to make purchases of our products.

Available Information

All reports filed electronically by MakeMusic with the Securities and Exchange Commission ("SEC"), including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements, other information and amendments to those reports filed (if applicable), are accessible at no cost by contacting the Investor Relations department at MakeMusic. These filings are also accessible on the SEC's website at www.sec.gov. The public may read and copy any materials filed by MakeMusic with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may also obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Cautionary Statements

The Private Securities Litigation Reform Act of 1995 (the "Reform Act") provides a safe harbor for forward-looking statements made by us or on our behalf. We have made, and may continue to make, various written or verbal forward-looking statements with respect to business and financial matters, including statements contained in this document, other filings with the SEC and reports to shareholders. Forward-looking statements provide current expectations or forecasts of future events and can be identified by the use of terminology such as "believe," "estimate," "expect," "intend," "may," "could," "will" and similar words or expressions. Forward-looking statements speak only as of the date on which they are made.

Our forward-looking statements generally relate to the following: our relations with the publishing community and strength of our licensing efforts; expectations relating to development, production and marketing and other expenses; intentions relating to product development, market introduction, sales and marketing efforts and pricing strategies; beliefs about the impact of intellectual property rights; expectations relating to our business model and strategy; beliefs about the international market for our product; our intended growth strategy (particularly related to SmartMusic); expectations relating to results of operations, subscription rates, site licenses, cash flows and financial results; intentions relating to our business activity during the economic downturn; beliefs about our ability to compete in the music software industry; expectations and beliefs relating to our vendors, contractors and suppliers; perceived benefits from changes to our technology infrastructure and our intent to report subscription renewals on a quarterly basis. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. We undertake no obligation to update any forward-looking statements. We wish to caution investors that the following important factors, among others, in some cases have affected and in the future could affect our actual results of operations and cause such results to differ materially from those anticipated in forward-looking statements made in this document and elsewhere by us or on our behalf. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties, or potentially inaccurate assumptions.

While we currently believe that we have sufficient capital, we may have other capital needs. We again achieved positive operating cash flow in 2008 and expect it to continue to be positive in the future, provided we continue to increase revenue and manage expenses. We believe our cash reserves are sufficient to execute our strategies. If we do not maintain positive cash flow, we may need additional capital in the form of debt or equity financing to continue to operate the business. Additional capital may be needed if there is a significant change in our business plan or operating results. There is no assurance that additional debt or equity financing will be available to us on favorable terms or at all.

We are dependent upon our new product development efforts. Additional development work is required to increase the breadth of and provide periodic upgrades to our SmartMusic and Finale products and expand the accompaniment repertoire for SmartMusic. There can be no assurance that our timetable for any of our development plans will be achieved, that sufficient development resources will be available, or that development efforts will be successful.

We are dependent upon the Internet in our business. We are dependent on the Internet to activate our SmartMusic subscriptions and secure our licensed content. We also utilize the Internet as one of our order-processing channels. Critical issues concerning the commercial use of the Internet, including security, cost, ease of use and access, intellectual property ownership, and other legal liability issues, remain unresolved and could materially and adversely affect both the growth of Internet usage generally and our business in particular. If we experience problems developing and maintaining our Internet operations, our sales, operating results, and financial condition could be adversely affected.

We are dependent upon obtaining and maintaining license agreements with music publishers, of which there are a limited number. The world market for music license rights is highly concentrated among a limited number of publishers. We have entered into license agreements with leading music publishers that provide access to certain musical titles for accompaniment development. Many of our contracts with major publishers are not exclusive, which means that similar agreements may be made with competitors or that the publishers themselves may sell the same titles. While we believe that our relationships with these publishers are good, there can be no assurance that we will be able to maintain or expand these relationships. The lack of a sufficient number and variety of musical arrangements would greatly limit the ability to market our products and services.

Certain of our products have limited and fluctuating sales. Sales of our SmartMusic subscription products have not achieved, and may not achieve, significant levels. Further, Internet sales have fluctuated, as have sales of Finale products, which are historically higher following the release of product upgrades. We believe that results of operations may fluctuate as a result of, among other things, the purchasing cycle of the education market and the timing of releases of new products and product upgrades. Certain states have had significant budget deficits and education funding cuts, which could negatively impact sales of products to the education market.

The continued decline in worldwide economic conditions may divert consumer spending from our products. The spending habits of our target group of students and their families are often impacted by general economic conditions. If economic conditions do not improve in the United States or internationally, our target customers' discretionary income and purchasing decisions may change. This could negatively impact Notation sales, SmartMusic subscription rates and accessory sales.

We have incurred operating losses in the past and may incur losses in the future. We have incurred losses from operations in the past and may incur such losses in the future. In order to continue to develop our business and planned product and service offerings, we will be required to continue to devote capital to development and marketing efforts, among other things. There can be no assurance that we will operate profitably or provide an economic return to investors.

We face intense competition. While competition for SmartMusic is relatively limited, there can be no assurance, in spite of significant barriers to entry, that others, such as large electronic and musical instrument manufacturers, will not enter this market. Competition for our notation products could potentially adversely impact future sales levels. Our ability to continue to compete effectively will be substantially dependent upon our ability to continue to improve our product offerings and Internet resources. If such improvements and development efforts do not materialize as intended, we may lose our ability to differentiate our products from those of our competitors. In addition, increasing competition in the music software market could cause prices to fall and the volume of transactions to decline, either of which could adversely affect our business, operating results, and financial condition.

Rapid technological changes and obsolescence may adversely affect our business. We operate in an industry greatly affected by technological changes. While we are not currently aware of any significant technological changes that may affect our current technology base, continued advancements in computer software, hardware, and network designs and formats may impact our ability to effectively maintain our Internet-based sales efforts in a workable and user-friendly format. The proprietary technology we use to protect access to our licensed files may be effective for only a limited period by reason of technological change. We must, therefore, devote new resources to improve or modify this security system, which is a critical aspect of our ability to establish and maintain relationships with music publishers. While we currently believe that we have sufficient resources to address technological changes that may affect our business, there can be no assurance that any such technological changes will not prove too much for us to overcome in a cost-effective manner.

The success of our web-based products and services is dependent upon our ability to protect user information and comply with data protection laws and regulations. In connection with the use of our web-based products, users provide us with certain personal information. The collection, use, disclosure or security of personal information or other privacy-related matters are regulated by applicable data protection laws. While we strive to comply with all applicable data protection laws and regulations, as well as our own posted privacy policies, any failure or perceived failure to comply may result in proceedings or actions against us by government entities, individuals or others, which could potentially have an adverse effect on our business. Further, federal, state, and international regulations regarding privacy and data protection may become more stringent in the future, which could increase our cost of compliance,

In addition, as our SmartMusic Gradebook product is web based, the amount of data we store for our users on our servers (including personal information) has been increasing. Any systems failure or compromise of our security that results in the release of our users' data could seriously limit the adoption of our products as well as harm our reputation and brand and, therefore, our business. We may also need to expend significant resources to protect against system failure or security breaches. The risk that these types of events could seriously harm our business is likely to increase as we expand the number of subscribers to our products.

We are dependent upon certain key personnel. We are highly dependent on a limited number of key management, including our executive management team as well as key technical personnel. The loss of key personnel, or our inability to hire and retain qualified personnel, could have an adverse effect on our business, financial condition, and results of operations.

We are dependent upon proprietary technology and cannot assure protection of such technology. There can be no assurance that our proprietary technology will provide us with significant competitive advantages, that other companies will not develop substantially equivalent technology, or that we will be able to protect our technologies. We could incur substantial costs in seeking enforcement of our patents or in defending ourselves against patent infringement claims by others. Further, there can be no assurance that we will be able to obtain or maintain patent protection in the markets in which we intend to offer products.

International development plans are subject to numerous risks. There can be no guarantee that our international expansion efforts will be successful or that we will be able to offset the cost of the resources allocated to such efforts. Moreover, we could be faced with the risks inherent in any international development, such as unpredictable changes in export restrictions, barriers, and customs rates; currency risks; the difficulty of managing foreign operations; the differences in technological standards, payment terms and labor laws and practices among countries; collection problems; political instabilities; seasonal reductions in business; and unforeseen taxes. Such risk factors could harm our international operations and, therefore, our business, operating results, and financial condition.

The market price of our stock may experience volatility. We cannot speculate as to the future market price of our common stock. Our common stock has experienced, and may continue to experience, significant price volatility due to a number of factors, including fluctuations in operating results, changes in market perspectives for our products, developments in our industry, and general market conditions that may be unrelated to our performance.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act. Changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC, are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time consuming. We will continue to evaluate our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. While we have performed the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification requirements of Section 404 of the Sarbanes-Oxley Act, auditor attestation will be required in 2009. While we anticipate being able to fully comply with the requirements relating to internal controls and all other aspects of Section 404, we cannot be certain as to the timing of completion of the auditors attestation or the impact of the same on our operations. If we are not able to maintain the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, including the SEC. This type of action could adversely affect our financial results or investors' confidence in our Company and our ability to access capital markets and could cause our stock price to decline. In addition, the controls and procedures that we will implement may not comply with all of the relevant rules and regulations of the SEC. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner. Further, if we acquire any business in the future, we may incur substantial additional costs to bring the acquired business systems into compliance with Section 404.

ITEM 2. PROPERTIES

Our corporate facility is leased under an operating lease arrangement and consists of approximately 22,000 square feet of office and warehouse space at 7615 Golden Triangle Drive, Suite M, Eden Prairie, Minnesota, 55344. Rent and maintenance over the remaining lease term are approximately $250,000 on an annual basis and the lease expires March 31, 2011. We believe this space is adequate through 2009 and future requirements will be dependent upon the rate of growth we experience.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of business, we may be party to legal actions, proceedings, or claims. Corresponding costs are accrued when it is more likely than not that loss will be incurred and the amount can be precisely or reasonably estimated. We are not aware of any actual or threatened litigation that would have a material adverse effect on its financial condition or results of operations.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock trades on The NASDAQ Capital Market under the symbol MMUS. The following table sets forth the high and low sales prices of our common stock for the periods set forth:

		2008		2007	
		High	Low	High	Low
Common Stock	First Quarter	$ 10.39	$ 8.53	$ 6.83	$ 5.63
	Second Quarter	9.50	7.34	6.94	5.85
	Third Quarter	8.00	6.10	7.33	5.76
	Fourth Quarter	6.95	2.02	10.80	6.98

As of December 31, 2008, there were approximately 115 registered shareholders.

Dividends

We have never paid cash dividends on any of our securities. We currently intend to retain any earnings for use in operations and do not anticipate paying cash dividends in the foreseeable future.

Recent Sales of Unregistered Equity Securities

There were no sales of unregistered securities during the quarter or year ended December 31, 2008 that have not been previously reported.

Pursuant to the exercise of warrants by certain warrant holders during 2008, we issued 29,476 shares of common stock at $0.50 per share to two investors and 81,250 shares of common stock at $3.20 per share to three investors. We issued 6,000 shares of common stock at $3.75 and 1,000 shares of common stock at $2.35 to two individuals pursuant to stock option exercises. For all issuances, we relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended, since the issuances did not involve a public offering the recipients took the securities for investment and not for resale, and we took appropriate measures to restrict transfer.

For information on our equity compensation plans, refer to Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

ITEM 6. SELECT FINANCIAL DATA

A smaller reporting company is not required to provide the information required by this Item.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Executive Overview

MakeMusic's mission is to develop and market solutions that transform how music is composed, taught, learned and performed. This is accomplished by:

- Providing integrated technology, content and web services to enhance and expand how music is taught, learned and prepared for performance.
- Providing music education content developers with a technology-enriched publishing platform that leverages their copyrighted assets while simultaneously increasing the content and value of the SmartMusic library.
- Offering software solutions for engraving and electronically distributing sheet music.

MakeMusic develops and markets two product lines, SmartMusic® learning software for band, jazz ensemble, orchestra and choir and Finale® music notation software. We believe these innovative products that reinforce each other's features and competitiveness, will allow us to continue to achieve positive operating results. The well-established Finale family of music notation software products provides a solid base business that generates cash and a large customer database. Music notation software is a niche business with limited growth since only a small percentage of musicians ever notate music.

Our fiscal year 2008 resulted in continued sales growth for MakeMusic and overall, a 4% increase over 2007 net revenue was achieved. SmartMusic revenue grew 40% due to our subscription growth from 86,901 on December 31, 2007 to 106,584 on December 31, 2008 and a price increase implemented in July 2008. Notation revenue declined 6% overall, which we attribute to worldwide economic conditions. Gross margin percentages decreased slightly in 2008 to 84% from 85% in 2007. Operating expenses increased in 2008, primarily due to development expenses as we expanded our systems infrastructure to support our customer base and provide redundancy. Additionally, sales and marketing expenses increased as we expanded our direct sales force. We also recorded $265,000 in costs relating to the departure of our founder and co-Chief Executive Officer in November, 2008. As a result of the factors mentioned, we reported net income of approximately $491,000 in 2008 compared to net income of $650,000 in 2007.

We believe our greatest growth potential lies with SmartMusic, a subscription-based product directed toward the very large and constantly renewing market of music students and their teachers. SmartMusic combines a software application, a library of thousands of titles and skill-development exercises, and a web service to provide students with a compelling experience and teachers with a comprehensive solution.

SmartMusic software enhances and transforms the hours spent practicing by putting students inside a professional band, orchestra, or choir so that they can hear how the music is supposed to be performed and how their part fits in. This makes practicing much more fun, causing students to practice longer and more often. SmartMusic also offers a rich variety of effective practice tools that make practice time more efficient and productive. The combination of making practice time more fun and productive leads to rapid student skill-development, increased student confidence, higher student retention, and stronger music programs.

In April 2007, we introduced SmartMusic Impact®, a web-based grade book that is included with each teacher subscription. We are in the process of renaming this product to SmartMusic Gradebook™ to more clearly define the capability of the product. SmartMusic Gradebook is designed to manage student assignments, grades, and recordings while documenting the progress of each student and assessing student achievement. This provides music educators (and students) with exciting new possibilities to assist in developing strong music programs and complying with accountability requirements. SmartMusic provides access to an ever increasing library of band, jazz ensemble and orchestra literature. Each title includes individual part assignments authored by respected educators, thereby providing music teachers with a time-saving solution for preparing selections for the next public performance. SmartMusic Gradebook enables teachers to easily send assignments to each of their students. Students complete the assignment on their home computer provided that they have a SmartMusic subscription, or on a school computer equipped with

SmartMusic. Submitted assignments are automatically graded and posted in the teacher's SmartMusic Gradebook thereby providing teachers with the visible means for measuring student achievement.

During the third quarter of 2007, we implemented a direct sales initiative for SmartMusic. We hired salespeople to focus on school district sales activities and introduced site licenses offering discounts for volume purchases. As of December 31, 2008 we had executed 212 site licenses and as of December 31, 2007 we had executed 32 site licenses.

With the release of SmartMusic Gradebook in 2007, in addition to the total number of subscriptions, we began tracking teachers who use SmartMusic as well as the number of those teachers who are using the Gradebook to deliver and manage student assignments to fifty students or more (formerly known as Impact teachers, now Gradebook teachers). As of December 31, 2008, we reported 601 Gradebook teachers compared to 357 Gradebook teachers as of December 31, 2007.

The following table illustrates our quarterly SmartMusic metrics:

	Dec-07	Mar-08	Jun-08	Sep-08	Dec-08
Total Subscriptions	86,901	92,776	95,632	98,119	106,584
Educator Accounts	7,641	8,161	8,165	9,165	9,185
Educators who have issued assignments*	862	1,159	1,282	827	1,436
Gradebook Teachers*	357	498	538	247	601
Site Licenses	32	47	97	189	212

**Annual statistics that restart on July 1 of each year reflecting the start of the school-year cycle*

The 20% growth rate in educator accounts experienced in 2008 has the potential for sizable growth in student subscriptions. However, this growth depends upon teachers increasing their utilization of SmartMusic Gradebook as the means to set up their classes, enroll students and issue frequent SmartMusic assignments. To date, there are not enough teachers that have actively utilized SmartMusic Gradebook to reflect a significant growth rate in subscriptions which has contributed to student subscriptions lagging behind our expectations.

The SmartMusic target business model is based on music educators integrating SmartMusic into their teaching and using the SmartMusic Gradebook to issue frequent assignments which results in an increase in student subscriptions. As stated above, 1,436, or 16%, of the teachers who have purchased SmartMusic have utilized SmartMusic Gradebook and those teachers have 76,711 students receiving SmartMusic assignments. The total student subscriptions associated with these Gradebook accounts are 40,684.

To accelerate the adoption of this target business model and address the lower than expected subscription rates in 2008, we intend to increase the focus of our direct sales force on existing SmartMusic teachers that have not yet utilized Impact in their curriculum, and have developed a training program to assist teachers in getting started with SmartMusic and SmartMusic Gradebook. In addition, our development efforts will be focused on improving and simplifying the SmartMusic purchase processes, Gradebook class set-up, student enrollment and SmartMusic assignments. The overall objective is to make these processes easy and intuitive for both teachers and students.

In the third quarter of 2008, we began tracking new versus renewed SmartMusic subscriptions. The following table illustrates the net new SmartMusic subscription data for the quarters ended September 30, 2008 and December 31, 2008:

	Beginning Subscriptions	New Subscriptions	Renewed Subscriptions	Subscriptions Ended	Quarter End Subscriptions	Quarterly Net New Subscriptions
3rd Quarter	95,632	20,347	20,017	37,877	98,119	2,487
4th Quarter	98,119	17,907	17,942	27,384	106,584	8,465

We define renewed subscriptions as those subscriptions that customers purchase within the two month period after their prior subscription ended. Because of changes to the start of school from year to year as well as fluctuations in the date that music teachers implement their curriculum, we commonly see subscribers that have a delay of up to two months in renewing their subscription. As a result, we believe that using the above definition of a renewal more accurately reflects the renewal rate for SmartMusic subscriptions. We intend to report SmartMusic subscription renewals on a quarterly basis.

We have achieved positive cash flow from operations for the last five years, including the current year ended December 31, 2008. With increased revenues and, in particular, the growth in SmartMusic subscriptions, plus improvements in operational efficiency over the last few years, we feel that we can continue to achieve positive operating cash flow on an annual basis in the future. Due to current economic conditions and concerns over school budgets, we are cautious regarding our ability to continue annual profitability. However, we have established contingency plans that will be implemented if certain revenue and cash flow objectives are not met which we believe will be adequate to maintain positive cash flow.

Critical Accounting Estimates

Our financial statements are prepared in conformity with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial position and results of operations.

Allowance for doubtful accounts. Our distribution in domestic and international markets through independent dealers and distributors concentrates relatively large amounts of receivables in relatively few customer accounts; however, none are greater than 10% of the total revenue. Some international customers pay for the product prior to shipment; domestic dealers and distributors who do not prepay are granted payment terms and credit limits based on credit checks and account history. We have successfully done business with most of our dealers and distributors for many years. During fiscal year ended December 31, 2008, we had one distributor that ceased operations and closed its business resulting in a write-off of their uncollectible accounts receivable of $16,300. There were no significant uncollectible accounts in 2007. However, two customer accounts that had ceased operations and were reserved for in 2006 were written off during the fiscal year ended December 31, 2007causing a decrease in the allowance for doubtful accounts that year.

Any sales directly to home users are prepaid and schools submit purchase orders for purchases. MakeMusic records a monthly accrual for potential non-payments, which has historically been sufficient to cover uncollected accounts. Financial conditions in international markets and economic conditions can change quickly and our allowance for doubtful accounts cannot anticipate all potential changes.

Sales returns and allowance reserves. SmartMusic teacher subscriptions automatically renew at the end of their subscription period. Notices of renewal are sent to the teacher in advance and an invoice is sent upon the renewal date. A reserve is booked for those subscriptions that automatically renew and are subsequently cancelled due to teacher relocation, teacher cancellation, or non-payment of accounts. The reserve represents the revenue recognized on unpaid invoices for SmartMusic subscriptions which are more than 120 days overdue and which have had no activity in the preceding three months. The reserve is then evaluated quarterly to determine if any adjustments are necessary.

When a new version of Finale is released, dealers and distributors retain the right to return any unsold versions of the prior release (normally 10% of total prior year sales) in exchange for an equal number of units of the updated version of the product that is returned. The history of these returns is tracked and revenue is deferred based on the expected return rate until the new product is released, at which time the product may be returned for credit provided the customer places an equivalent (number of units) order for the new version.

Inventory valuation. Inventories are stated at the lower of cost or market, with cost being determined on a weighted average cost method. We record a provision to adjust slow-moving and obsolete inventories to the lower of cost or market based on historical experience and current product demand. The carrying value of inventory is evaluated at least quarterly and adjusted as needed. Inventory is reviewed for obsolescence when the inventory is no longer used in products in their most current released version.

Stock based compensation. SFAS 123R requires us to measure and recognize in our Statements of Income the expense associated with all share-based payment awards made to employees and directors based on estimated fair values. We utilize the Black-Scholes option valuation model to measure the amount of compensation expense we recognize for each option award. There are several assumptions that we must make when using the Black-Scholes model such as the expected term of each option, the expected volatility of the stock price during the expected term of the option, the expected dividends payable and the risk free interest rate expected during the option term. Of these assumptions, the expected term of the options and expected volatility of our common stock are the most difficult to estimate since they are based on the exercise behavior of employees and the expected future performance of our stock. An increase in the volatility of our stock price or an increase in the average period before exercise will increase the amount of compensation expense related to awards granted after December 31, 2008.

Capitalized software costs. Costs incurred in the development of software products are capitalized in accordance with the FASB Statement 86 ("FAS 86"), *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*, which requires the capitalization of certain software development costs incurred after technological feasibility is established. Technological feasibility is established when the detailed program design and all planning and testing activities are completed. Capitalization of computer software costs shall cease when a product is available for general release to customers. We capitalize the costs of producing any new software product, which in 2008 included individual song titles to be included as repertoire with the SmartMusic product. The estimated economic life of SmartMusic Gradebook, whose capitalization and market introduction was completed in 2007, has been established as five years. This five-year amortization period is consistent with the initial licensing term for the large ensemble titles available in SmartMusic that have pre-authored assignments for use by teachers within SmartMusic Impact. Similarly, upon release of a large ensemble song title into SmartMusic, we amortize the related capitalized software costs over the estimated life of the song, not to exceed the five-year licensing period. A reserve is recorded for an estimate of song titles that will not be released. Annual development of notation products consists of maintenance costs that are expensed as incurred. We will continue to review our amortization period for capitalized software costs as considered necessary based upon any new information and information gained in our review of the net realizable value of unamortized costs.

Post contract support. We account for software maintenance in accordance with AICPA SOP 97-2, *Software Revenue Recognition* which states that revenue for post-contract support (PCS) may be recognized upon the initial sale when PCS is included with the initial license and the cost of providing PCS during the arrangement is insignificant. However, the estimated related costs are accrued in the same period that the sales price is recognized. We provide unlimited, free telephone, e-mail, and on-line technical support to our customers and, therefore, accrue an estimated cost of future support for our notation products in the period of sale.

Impairment of goodwill. We review goodwill for potential impairment at least annually or when events or changes in circumstances indicate the carrying value of goodwill may be impaired. We utilize an analysis of the public market value of our stock as a starting point in assessing whether the carrying value of goodwill is fully recoverable. The assessment of potential impairment requires certain judgments and estimates by us, including the determination of an event indicating impairment, the future cash flows to be generated by assets of the Company, the risks associated with those cash flows, and the discount rate to be utilized. If actual results are not consistent with our assumptions, we may be required to record a goodwill impairment charge.

Deferred tax assets. We have U.S. net operating loss carry-forwards of approximately $19.1 million, and tax credits of approximately $1,054,000. The losses and tax credits are carried forward for federal and state corporate income taxes and may be used to reduce future taxes. At December 31, 2008, we had net deferred tax assets totaling approximately $8.5 million. However, since we currently could not conclude that this net asset is more likely than not to be realized we have recorded a valuation allowance for its full amount.

Results of Operations

The following table summarizes key operating information for the years ended December 31, 2008 and 2007.

	Year Ended December 31,			
	2008	2007	Increase (Decrease)	%
	(In $ thousands)		(In $ thousands)	
Notation revenue	$10,289	$10,980	($691)	-6%
SmartMusic revenue	4,070	2,900	1,170	40%
Other revenue	797	700	97	14%
Net revenue	15,156	14,580	576	4%
Cost of revenues	2,380	2,228	152	7%
Gross profit	12,776	12,352	424	3%
Percentage of net sales	84%	85%		
Development	4,633	4,278	355	8%
Selling and marketing	4,318	4,045	273	7%
General administrative	3,385	3,504	(119)	-3%
Total operating expenses	12,336	11,827	509	4%
Operating income	440	525	(85)	-16%
Other income	59	127	(68)	-54%
Net income before taxes	$499	$652	($153)	-23%
Income tax expense	(8)	(2)	(6)	300%
Net income	$491	$650	($159)	-24%

Year ended December 31, 2008 compared to the year ended December 31, 2007

Net revenue. Net revenue increased 4% from $14,580,000 in 2007 to $15,156,000 in 2008.

Notation revenue decreased $691,000 from $10,980,000 for the year ended December 31, 2007 to $10,289,000 for the year ended December 31, 2008. Notation revenue decreases are due to the decline in our channel sales due to economic conditions and the release cycle of our products. Notation revenue for the year ended December 31, 2007 included the release of Allegro 2007 as well as higher sales from the release of Finale Songwriter which was released late in 2006. New versions of Allegro and Songwriter have historically been released biannually.

SmartMusic revenue increased by $1,170,000 from $2,900,000 for the year ended December 31, 2007 to $4,070,000 for the year ended December 31, 2008. The increase in SmartMusic revenue reflects the continued growth of the SmartMusic product that was originally launched in 2001 and the SmartMusic Gradebook product that was released in 2007. We also introduced SmartMusic site licenses in September 2007 with the intent of encouraging school district deployments of SmartMusic student subscriptions. Additionally, in 2007, we established a direct sales force focused on district level sales. As of December 31, 2008, there were 212 site licenses for SmartMusic with average subscriptions per license of 116 and average potential total of 225 subscriptions per license.

SmartMusic is sold to schools, students and music organization members on a subscription basis. Revenue for these subscriptions is recognized over the life of the subscription which is typically 12 months. Total earned SmartMusic subscription revenue for the year ended December 31, 2008 was $3,104,000, an increase of $979,000, or 46%, over the year ended December 31, 2008. This increase is due to the increase in the total number of subscriptions as well as a price increase in July 2008 where teacher subscriptions increased from $100 to $130 and student subscriptions increased from $25 to $30. Total unearned SmartMusic subscription revenue (deferred revenue) was $2,230,000 as of December 31, 2008, an increase of $601,000, or 37%, over the balance at December 31, 2007. Deferred SmartMusic revenue represents the future revenue to be recorded on current subscriptions.

SmartMusic has shown sustained growth since its launch. As of December 31, 2008, 9,185 schools have purchased SmartMusic, an increase of 20% over the 7,641 schools that had purchased it as of December 31, 2007. Total SmartMusic subscriptions as of December 31, 2008 number 106,584, representing a net gain of 19,683, or 23%, over the December 31, 2007 subscription count of 86,901.

In April 2007, we launched SmartMusic Gradebook, a web-based service that is designed to manage student assignments, recordings and grades while documenting the progress of each student and assessing student achievement. With the release of SmartMusic Gradebook, we began tracking teachers that use SmartMusic as well as the number of those teachers who are using SmartMusic Gradebook to deliver and manage student assignments to 50 or more students (formerly Impact teachers). As of December 31, 2008, we had 601 SmartMusic Gradebook teachers with an average of 28 student subscriptions per teacher. This is an annual statistic, counting only teachers who have issued assignments to 50 or more students during a school fiscal year. Therefore, this is a gain of 601 SmartMusic Gradebook teachers during the second half of the year as the number of Gradebook teachers restarts at zero on July 1 of each year to correspond with the start of the school year. At December 31, 2007 we reported 357 Gradebook teachers with an average of 42 student subscriptions per teacher. We believe that not enough teachers have actively utilized SmartMusic Gradebook to reflect a significant growth rate in subscriptions as of December 31, 2008 and we continue to focus specific marketing activities on SmartMusic and SmartMusic Gradebook, including development and market introduction of training materials to facilitate teachers and students getting started with our products. Additionally we intend to increase the focus of our direct sales force on existing SmartMusic teachers that have not yet utilized the SmartMusic Gradebook in their curriculum and anticipate continued growth in the number of new subscriptions in the future.

Many SmartMusic customers, especially new customers, also purchase accessories (primarily microphones and foot pedals) that are used with the software. Revenue for the sales of accessories, included in the SmartMusic revenue category, for the year ended December 31, 2008, was $955,000, which was $183,000, or 24%, greater than revenue of $772,000 for SmartMusic accessories in the year ended December 31, 2007. Accessory revenue represented 6% of total gross revenue and 23% of SmartMusic revenue in 2008. The increase in accessory revenue in 2008 is due to the increase in SmartMusic subscribers. Additionally, we increased the standard price of microphones from $15.00 to $19.95 in January 2008. Because we expect continuing growth in the number of new SmartMusic subscriptions, we also anticipate increases in the amount of revenue we receive from the sales of accessories.

Gross profit. Gross profit increased by $424,000 from $12,352,000 for the year ended December 31, 2007, to $12,776,000 for the year ended December 31, 2008, due to the increase in revenue. Gross margin percentages decreased 1% primarily due to increased repertoire development amortization costs as a result of our increased number of large ensemble titles and amortization on SmartMusic Gradebook development costs which began in April 2007. Cost of revenue includes product costs, royalties paid to publishers, amortization of capitalized notation, repertoire and SmartMusic Gradebook software development costs, shipping, and credit card fees. Gross margin as a percentage of revenue was approximately 84% and 85% for the periods ended December 31, 2008 and 2007, respectively.

Development expense. Development expenses increased $355,000 from $4,278,000 in 2007 to $4,633,000 in 2008. Development expenses consist primarily of internal payroll, payments to independent contractors, and related expenses for the development of our Finale notation, SmartMusic, and SmartMusic Gradebook products, as well as SmartMusic repertoire development, business systems, and quality assurance.

Personnel and contract labor costs increased from the prior year due to staff increases in order to achieve numerous product development goals related to simplification of the SmartMusic enrollment and purchase processes. Additionally, our business systems expenses increased due to the June 2008 completion of our server co-location project and expansion of our systems infrastructure to support our anticipated SmartMusic subscription growth and provide redundancy in our server infrastructure. We released 929 new SmartMusic large ensemble band, jazz ensemble, and orchestra titles with pre-authored assignments in 2008 and anticipate releasing additional titles in 2009. Net content development expenditures of $1,660,000 in 2008 and $604,000 in 2007 related to this additional SmartMusic repertoire have been capitalized and are being amortized over their estimated useful life of 5 years. In addition, during 2007, $108,000 of development expenditures was capitalized that related to costs for the development of the SmartMusic Gradebook application. There were no costs capitalized in 2008 for SmartMusic Gradebook. We expect development expenses to slightly increase in 2009 due to the annualized impact of the 2008 headcount and server co-location expenses.

Selling and marketing expense. Selling and marketing expenses primarily consist of marketing, advertising and promotion expenses, business development and customer service activities, and payroll. Selling and marketing expenses increased from $4,045,000 in 2007 to $4,318,000 in 2008. This increase of $273,000, or 7%, is primarily related to costs associated with establishing a direct sales force, promotional activities including SmartMusic marketing videos, development of SmartMusic training materials and increased customer support costs as a result of our expanded customer base. Some of these expenses were one-time expenses incurred in 2008. Although we will continue to incur additional costs associated with our increased focus on existing SmartMusic educators that have not yet utilized SmartMusic Gradebook in their curriculum and the ramp up of promotional and public relations activities, we anticipate overall selling and marketing expenses to stabilize in 2009.

General and administrative expense. General and administrative expenses consist primarily of payroll and related expenses for executive and administrative personnel, professional services, facility costs, bad debt, and other general corporate expenses. General and administrative expenses decreased by $119,000, or 3%, from $3,504,000 in 2007 to $3,385,000 in 2008. General and administrative costs decreased primarily as a result of a decrease to consulting expenses and by decreases to payroll and benefits related expenses. Consulting expenses were higher in 2007 due to Sarbanes Oxley 404 implementation and the adoption of FIN 48 which occurred in the first quarter of 2007. Partially offsetting these decreases were expenses recorded in the 4th quarter of 2008 of approximately $265,000 relating to severance and related costs due to the departure of our founder and former co-Chief Executive Officer. We anticipate general and administrative expenses will decline slightly in 2009 due to this staffing reduction.

Interest income and expense, net. Net interest income was $96,000 for the year ended December 31, 2008, compared to $133,000 in net interest income for the year ended December 31, 2007. The decrease in net interest income was due to lower interest rates during the year.

Income tax. Due to operating losses, we recorded only the minimum taxes due for the years ended December 31, 2008 and 2007. Because the Company could not currently determine that it is more likely than not that the operating loss carry-forwards will be realized, there is no tax benefit for loss carry-forwards from prior years reflected in the financial statements.

Liquidity and capital resources. Cash flow from operating activities was $2,351,000 in the year ended December 31, 2008, compared to $2,149,000 in the year ended December 31, 2007, an increase of $202,000. The improvements in cash provided by operating activities are primarily a result of the increase in SmartMusic subscriptions which increased deferred revenue and changes in accrued liabilities. Actual cash used in operations is typically highest in the first and second quarter, with the third and fourth quarters normally producing positive operating cash flow. These quarterly fluctuations are created by the notation product release cycle and the cyclical impact of sales to schools related to the school year fiscal calendar. Management expects to achieve positive annual cash flow in the foreseeable future but not, necessarily, in each quarter. If we do not meet our anticipated revenue levels due to economic conditions, a significantly later-than-anticipated product release or a decrease in demand for our products, management has identified contingency plans and is committed to expense reductions as necessary to ensure adequate cash levels remain to continue funding operations. If further expense reductions do not offset this decrease in revenue, we may have to seek additional financing. There can be no assurances, however, that such financing will be available under attractive terms or at all.

Our primary liquidity and capital requirements have been for investment in product development. Cash used in investing activities was $2,043,000 in the year ended December 31, 2008, compared to $926,000 in the year ended December 31, 2007. Current year expenditures were $359,000 for purchases of property and equipment and $1,684,000 for capitalization of software development, primarily for Repertoire Development and SmartMusic Gradebook.

Cash provided by financing activities was $243,000 in the year ended December 31, 2008, compared to $1,688,000 in the year ended December 31, 2007. This change is primarily due to stock option and warrant activity. During 2008, $300,000 was received for the exercise of stock options and warrants, versus $1,727,000 received in 2007. The majority of our outstanding warrants expired on February 28, 2008. We do not expect any significant cash to be provided by the exercise of stock options or warrants in 2009 due to our current stock price.

As of December 31, 2008, we had cash and cash equivalents of $6,592,000 and as of December 31, 2007, the balance was $6,041,000.

Contractual Obligations and Commitments

As of December 31, 2008, our contractual cash obligations consist of future minimum lease payments due under non-cancelable capital and operating leases as follows:

	Capital Lease Obligations	Operating Lease Obligations (in thousands)	Total Lease Obligations
2009	$66	$191	$257
2010	60	192	252
2011	20	48	68
Thereafter	0	0	0
	$146	$431	$577

From time to time we enter into purchase commitments with our suppliers under customary purchase order terms. Any significant losses implicit in these contracts would be recognized in accordance with generally accepted accounting principles. At December 31, 2008 no such losses existed.

New accounting pronouncements. Refer to Note 3 in our financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
MakeMusic, Inc.

We have audited the accompanying balance sheets of MakeMusic, Inc. as of December 31, 2008, and 2007 and the related statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MakeMusic, Inc. as of December 31, 2008, and 2007 and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

We were not engaged to examine management's assertion about the effectiveness of MakeMusic, Inc.'s internal control over financial reporting as of December 31, 2008 included in this Annual Report on Form 10-K under the caption "Management's Report on Internal Controls over Financial Reporting" and, accordingly, we do not express an opinion thereon.

/s/ McGladrey & Pullen LLP

Minneapolis, Minnesota
March 5, 2009

MakeMusic, Inc.
Balance Sheets
(In thousands of U.S. dollars, except share and per share data)

	December 31,	
Assets	**2008**	**2007**
Current assets:		
Cash and cash equivalents	**$6,592**	$6,041
Accounts receivable (net of allowance of $47 and $38 in 2008 and 2007, respectively)	**1,397**	1,491
Inventories	**465**	332
Prepaid expenses and other current assets	**293**	211
Total current assets	**8,747**	8,075
Property and equipment, net	**673**	730
Capitalized software products, net	**2,631**	1,418
Goodwill	**3,630**	3,630
Other non-current assets	**10**	29
Total assets	**15,691**	13,882
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of capital lease obligations	56	57
Accounts payable	373	427
Accrued compensation	1,170	1,131
Other accrued liabilities	272	184
Post contract support	146	169
Reserve for product returns	382	365
Current portion of deferred rent	30	26
Deferred revenue	2,336	1,702
Total current liabilities	**4,765**	4,061
Capital lease obligations, net of current portion	**76**	132
Deferred rent, net of current portion	**39**	69
Shareholders' equity:		
Common stock, $0.01 par value:		
Authorized shares – 10,000,000		
Issued and outstanding shares – 4,635,529 and 4,517,803 in 2008 and 2007, respectively	**46**	45
Additional paid-in capital	**65,716**	65,017
Accumulated deficit	**(54,951)**	(55,442)
Total shareholders' equity	**10,811**	9,620
Total liabilities and shareholders' equity	**$15,691**	$13,882

See accompanying notes.

MakeMusic, Inc.
Statements of Income
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Notation revenue	**$10,289**	$10,980
SmartMusic revenue	**4,070**	2,900
Other revenue, primarily freight	**797**	700
NET REVENUE	**15,156**	14,580
COST OF REVENUES	**2,380**	2,228
GROSS PROFIT	**12,776**	12,352
OPERATING EXPENSES:		
Development expenses	**4,633**	4,278
Selling and marketing expenses	**4,318**	4,045
General and administrative expenses	**3,385**	3,504
Total operating expenses	**12,336**	11,827
INCOME FROM OPERATIONS	**440**	525
Other, net	**59**	127
Income before income taxes	**499**	652
Income tax expense	**8**	2
Net income	**$491**	$650
Net income per common share:		
Basic	**$0.11**	$0.16
Diluted	**0.10**	0.15
Weighted average common shares outstanding:		
Basic	**4,620,651**	4,164,544
Diluted	**4,779,235**	4,464,585

See accompanying notes.

MakeMusic, Inc.
Statement of Shareholders' Equity
(In thousands of U.S. dollars, except shares)

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Shareholders' Equity
BALANCE AT DECEMBER 31, 2006	**3,971,229**	**$ 40**	**$ 62,896**	**$ (56,092)**	**$ 6,844**
Exercise of stock options and warrants	546,574	5	1,722	-	1,727
Compensation under FAS123(R)	-	-	399	-	399
Net income	-	-	-	650	650
BALANCE AT DECEMBER 31, 2007	**4,517,803**	**45**	**65,017**	**(55,442)**	**9,620**
Exercise of stock options and warrants	117,726	1	299	-	300
Compensation under FAS123(R)	-	-	400	-	400
Net income	-	-	-	491	491
BALANCE AT DECEMBER 31, 2008	**4,635,529**	**$ 46**	**$ 65,716**	**$ (54,951)**	**$ 10,811**

See accompanying notes.

MakeMusic, Inc.
Statements of Cash Flows
(In thousands of U.S. dollars)

	Year Ended 2008	Year Ended 2007
Cash flows from operating activities		
Net income	**$491**	$650
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	**876**	599
Loss on disposal of property and equipment	**21**	6
Noncash stock based compensation	**400**	399
Net changes in current assets and liabilities:		
Accounts receivable	**94**	173
Inventories	**(133)**	15
Prepaid expenses and other current assets	**(73)**	(9)
Accounts payable	**(54)**	(80)
Accrued liabilities and product returns	**95**	(107)
Deferred revenue	**634**	503
Net cash provided by operating activities	**2,351**	2,149
Cash flows from investing activities		
Purchases of property and equipment	**(359)**	(214)
Proceeds from disposal of property and equipment	**0**	1
Capitalized development and other intangibles	**(1,684)**	(713)
Net cash used in investing activities	**(2,043)**	(926)
Cash flows from financing activities		
Proceeds from stock options and warrants exercised	**300**	1,727
Payments on capital leases	**(57)**	(39)
Net cash provided by financing activities	**243**	1,688
Net increase in cash and cash equivalents	**551**	2,911
Cash and cash equivalents, beginning of year	**6,041**	3,130
Cash and cash equivalents, end of year	**$6,592**	$6,041
Supplemental disclosure of cash flow information		
Interest paid	**$13**	$18
Income taxes paid	**8**	2
Other non-cash investment and financing activities		
Equipment acquired under capital lease	**-**	203

See accompanying notes.

Notes to Financial Statements

1. Description of Business

MakeMusic develops and markets proprietary music technology solutions under the Finale® and SmartMusic® brands that enhance music learning and composition, increase productivity and make practicing and performing music fun. Our innovative products provide easy-to-use, efficient alternatives to traditional practice, education, and composition techniques. Software product sales are made through traditional distribution channels and MakeMusic's websites.

2. Summary of Significant Accounting Policies

Revenue Recognition

Revenue for notation products is recognized when goods are shipped or delivered. SmartMusic subscription revenue is recognized over the lives of the subscriptions. Software revenue is primarily derived from the sale of "off the shelf" products, easily installed and used by the customer. Software revenue is recognized in accordance with the AICPA SOP 97-2, *Software Revenue Recognition*, when all of the following conditions are met: there is evidence of an agreement with the customer (normally a purchase order), delivery has occurred, the total sales price is fixed and determinable, collection is probable, and any uncertainties with regard to customer acceptance are insignificant. For our bundled products, we recognize revenue based on the fair value of the individual components.

Customers are entitled to a free upgrade if we launch a new version of a software product within a specified period after a customer originally purchased their software. In this event, we defer a portion of the sale price applicable to the upgrade for products sold within the upgrade replacement window until such time that the upgrade is shipped.

When a new version of Finale is released, dealers retain the right to return any unsold versions of the prior release (normally 10% of total prior year sales) in exchange for an equal number of units of the updated version of the product that is returned. The history of these returns is tracked and revenue is deferred based on the expected return rate until the new product is released, at which time the product may be returned for credit provided the customer places an equivalent (number of units) order for the new version.

Shipping and handling charges are accounted for in accordance with EITF No. 00-10, *Accounting for Shipping and Handling Fees and Costs*, with all charges to customers for shipping and handling included in revenues and all costs in cost of revenues. Net revenue for the years ended December 31, 2008, and 2007 includes $746,000 and $639,000 of shipping and handling revenue, respectively. Cost of revenue for the years ended December 31, 2008 and 2007 includes $470,000 and $436,000 of shipping expense, respectively.

We record revenue net of any sales tax, use tax and value added tax.

Net Income Per Common Share

For years ended December 31, 2008, and 2007 diluted net income per common share was computed by dividing net income by the weighted average number of common shares outstanding during the year, including potentially dilutive shares such as options and warrants to purchase shares of common stock at various amounts per share (Note 5). The dilutive effect of the additional shares for the years ended December 31, 2008 and 2007 was to increase the weighted average common shares outstanding by 158,584 and 300,041 respectively.

2. Summary of Significant Accounting Policies (Continued)

Segment Reporting

MakeMusic operates in one industry segment; the design, development, support, and marketing of application software solutions to music educators, music-makers, and the music publishing industry. Product distribution is carried out via the Internet as well as through a variety of strategic partnerships and distribution networks in the United States and many foreign countries. See Note 10 for geographic data.

Fair Value of Financial Instruments

At December 31, 2008, and 2007 the carrying values of current financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, and capital lease obligations approximated their market values based on the short-term maturities of these instruments. As of December 31, 2008 and December 31, 2007, the Company had no short-term or long-term investments.

Cash and Cash Equivalents

Cash equivalents consist of money market instruments with original maturities of 90 days or less. Cash equivalents are recorded at cost, which approximates fair value.

Accounts Receivable

Accounts receivable are recorded for all credit sales at the time the products are shipped to the customers. Credit terms for dealers and distributors are generally net 30 days and are granted on the basis of credit references and payment history. Certain large volume dealers and distributors are granted payment terms of 60 days. Schools submit purchase orders for shipments with payment due in 30 days. Sales to individuals are paid prior to shipment with a credit card or prepayment with the order. Payments not received within the agreed-upon terms are considered past due.

The Company maintains an allowance for doubtful accounts based on bad debt history and analysis of specific past due accounts. Analysis of the customers' ability to pay includes contact through statements, e-mail, and telephone as well as consideration of the customers' payment history. If the analysis indicates any customers are unlikely to pay, the accounts are written off against the allowance for doubtful accounts, and if significant, sent to collections.

Inventories

Inventories are stated at the lower of weighted average cost or market, using the first-in first-out (FIFO) method, and consist of finished products and components, net of a reserve for obsolescence. An analysis of obsolescence reserves is conducted quarterly.

Property and Equipment

Property and equipment are stated at their acquisition costs net of accumulated depreciation. Depreciation is computed by using the straight-line method over the estimated useful lives of the purchased software (three years), computer equipment (three years), and furniture (five years).

Property and equipment held under capital leases are capitalized and depreciated over the useful lives of the assets, in case of a contractual option to buy, or over the residual lives of the lease contracts.

Capitalized Software Products

Capitalized software products consist of expenditures to develop software products for sale, including repertoire software.

2. Summary of Significant Accounting Policies (Continued)

Product development

Costs incurred in the development of software products are capitalized in accordance SFAS 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.* The Company periodically evaluates whether events and circumstances have occurred that indicate the remaining balance of capitalized software development costs may not be recoverable.

Costs capitalized in accordance with SFAS 86 for the development of SmartMusic Gradebook application as of December 31, 2008 and 2007, net of amortization and reserves were $332,000 and $434,000 respectively. The capitalized amount represents costs of developing the SmartMusic Gradebook interface to the SmartMusic application as technological feasibility had been established through the successful selling of the core SmartMusic application. We periodically evaluate whether events and circumstances have occurred that indicate the remaining balance of capitalized software development costs may not be recoverable.

As of December 31, 2008, and 2007, costs capitalized for the development of repertoire software, net of amortization and reserves, were $2,299,000 and $972,000, respectively. The capitalized amount represents costs of producing product masters for new songs as technological feasibility had been established by the inclusion of solo repertoire in earlier SmartMusic versions. When a large ensemble title is available for release, expenditures related to that title are no longer capitalized and the capitalized cost of the title is amortized over a five-year period using the straight-line method. We periodically evaluate whether events and circumstances have occurred that indicate the remaining balance of capitalized repertoire development costs may not be recoverable. For the years ended December 31, 2008 and 2007, amortization was $328,000 and $180,000, respectively.

Goodwill

Goodwill represents the cost in excess of fair value of the tangible and identified intangible assets of businesses acquired. In accordance with SFAS 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized but rather is reviewed for impairment annually in the fourth quarter of MakeMusic's fiscal year, or more often if indicators of impairment exist (see Note 4).

Patents and Trademarks

Costs associated with obtaining patents, trademarks and Internet domain names are capitalized and are included in other non-current assets on the balance sheet. These costs are being amortized from three to ten years depending on their estimated useful lives. Costs of maintaining patents and trademarks after acquisition are expensed as incurred.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If impairment indicators are present and the estimated undiscounted cash flows are less than the carrying value of the assets, the carrying value of the assets may require a reduction to their estimated fair value as measured by the discounted cash flows or appraised values.

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and tax rates on the date of enactment.

Our provision for income taxes in 2008 and 2007 has been offset by a reduction in the deferred tax valuation allowance. The only income tax expenses recorded during these periods were minimum state income tax payments. Due to the uncertainty regarding the realization of our deferred income tax assets and specifically net operating loss carry-forwards, we have recorded a valuation allowance against our deferred income tax assets at both December 31, 2008 and 2007. The potential decrease or increase of the valuation allowance in the near term is dependent on our future ability to realize the deferred tax assets that are affected by the future profitability of MakeMusic.

On January 1, 2007, we implemented FASB Interpretation No. 48, *Accounting for the Uncertainty in Income Taxes – an Interpretation of FASB Statement 109 ("FIN 48"),* which clarifies the accounting for uncertainty in tax positions. This Interpretation provides that the tax effects from an uncertain tax position can be recognized in our financial statements only if the position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 were effective as of the beginning of fiscal 2007, with the cumulative effect of the change in accounting principle, if any, recorded as an adjustment to opening retained earnings. We completed our review of uncertain tax positions during the quarter ended March 31, 2007, and recorded a FIN 48 reserve of $2,962,000, all of which related to deferred tax assets that are fully reserved for financial reporting purposes. Due to the reduction in our deferred tax asset valuation allowance offsetting the FIN 48 reserve, the adoption of FIN 48 did not result in an adjustment to opening retained earnings. During 2007 our FIN 48 reserve was increased by $171,000 to $3,133,000 as a result of tax positions taken in the current year.

The following table illustrates the change in our FIN 48 during the year ended December 31, 2008 (in thousands):

Balance at January 1, 2008	$ 3,133
Additions based on tax positions related to the current year	93
Additions for tax positions of prior years	7
Reductions for tax provisions of prior years	(91)
Settlements	-
Balance at December 31, 2008	$ 3,142

Interest and penalties related to any uncertain tax positions would be accounted for as a long-term liability with the corresponding expense being charged to current period non-operating expenses. As of December 31, 2008 and December 31, 2007, we have recognized no liability related to interest and penalties. The total amount of unrecognized tax benefits that, if recognized, would affect our effective tax rate is zero based on the fact that we currently have a full reserve against our unrecognized tax benefits.

As of December 31, 2008, there are no open positions for which the unrecognized tax benefits will significantly increase or decrease during the next twelve months. Additionally, tax years still open for examination by federal and state agencies as of December 31, 2008, are 2004 to 2008.

2. Summary of Significant Accounting Policies (Continued)

Stock-Based Compensation

A stock-based compensation plan is currently offered to MakeMusic employees, board members, and consultants. This plan is administered by the compensation committee of the Board of Directors, which recommends to the Board persons eligible to receive awards and the number of shares and/or options subject to each award, the terms, conditions, performance measures, and other provisions of the award. Readers should refer to Note 5 for additional information related to our stock-based compensation plans.

The Company accounts for share based payments in accordance with SFAS 123(R) which applies to awards granted in 2006 and thereafter and to awards that were outstanding on January 1, 2006, that are subsequently modified, repurchased, or cancelled. Compensation cost recognized in 2008 and 2007 includes compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS 123, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

Stock compensation expense for the years ended December 31, 2008 and 2007, was $400,000 and $399,000 respectively.

During 2008 and 2007 we used the Black-Scholes option pricing models to estimate the fair value of stock-based awards with the weighted average assumptions noted in the following table.

	2008	2007
Risk-free interest rate	0.74%	4.5%
Expected life, in years	1.5	3.5
Expected volatility	79.57%	83.23%
Dividend yield	0.00%	0.00%

Expected volatility is based on the historical volatility of our share price for the period prior to option grant equivalent to the expected life of the options. The expected term is based on management's estimate of when the option will be exercised which is generally consistent with the vesting period. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

2. Summary of Significant Accounting Policies (Continued)

Advertising and Promotion

Product costs for promotional samples are classified in the statement of income as sales and marketing expense. Costs associated with the purchase of tradeshow booths and equipment are included in capitalized property and equipment and depreciated over their estimated useful lives. All other advertising costs are expensed as incurred. Sales and marketing expenses include advertising expense of $1,169,000 and $1,039,000 for the years ended December 31, 2008 and 2007, respectively.

Deferred Rent

Rent expense is recognized on a straight line basis over the terms of the leases. The difference between rent expense recognized on the straight line basis and rent actually paid under the terms of the lease agreements is recorded as a deferred rent liability in the accompanying balance sheet.

Use of Estimates

Preparation of the financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and related revenues and expenses. Actual results could differ from those estimates.

3. New Accounting Pronouncements

In September 2006, FASB issued SFAS 157, *Fair Value Measurements*. This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles (GAAP). More precisely, this statement sets forth a standard definition of fair value as it applies to assets or liabilities, the principal market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. We adopted FASB Statement 157 during the first quarter of 2008. There has been no impact on our financial statements as a result of adoption.

In February 2007, FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. This statement allows all entities to choose, at specified election dates, to measure eligible items at fair value. Under this option, an entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings. We adopted FASB Statement 159 during the first quarter of 2008 and have not elected the permitted fair value measurement provisions of this statement.

In December 2007, the FASB issued SFAS No. 141(R), *Business Combinations*, which replaces FASB Statement No. 141. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in an acquiree and the goodwill acquired. The Statement also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of the business combination. SFAS 141R is effective for the Company as of January 1, 2009. We are currently evaluating the impact of adopting SFAS 141R on our financial statements.

3. New Accounting Pronouncements (Continued)

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51". SFAS 160 introduces significant changes in the accounting and reporting for business acquisitions and noncontrolling interest in a subsidiary. SFAS 160 also changes the accounting and reporting for the deconsolidation of a subsidiary. We are required to adopt this standard for fiscal years beginning after January 1, 2009, and the adoption of this standard will have no impact on our financial statements.

4. Supplemental Balance Sheet Information

Inventories

Inventories consist of the following:

	December 31,	
	2008	2007
	(In thousands)	
Components	**$391**	$347
Finished goods	**123**	65
Reserve for obsolescence	**(49)**	(80)
	$465	$332

Property and Equipment

Property and equipment consists of the following:

	December 31,	
	2008	2007
	(In thousands)	
Computer equipment and software	**$2,458**	$2,804
Office furniture and other	**657**	619
	3,115	3,423
Less accumulated depreciation	**(2,442)**	(2,693)
	$673	$730

Depreciation expense for years ended December 31, 2008 and 2007 was $416,000 and $344,000 respectively.

Certain equipment has been financed through capital lease contracts. Leased property and equipment includes $232,000 of gross assets held as capital leases during 2008 and 2007 which had accumulated depreciation of $62,000 and $40,000 as of December 31, 2008 and 2007, respectively.

4. Supplemental Balance Sheet Information (Continued)

Capitalized Software Products

Capitalized software products are as follows:

	December 31,	
	2008	**2007**
	(In thousands)	
Repertoire development	**$3,467**	$1,813
Software translation	**125**	125
SmartMusic website	**461**	461
SmartMusic Impact development	**511**	511
Other	**-**	12
	4,564	2,922
Less accumulated depreciation and amortization	**(1,933)**	(1,504)
	$2,631	$1,418

Amortization expense related to the capitalized software was $471,000 and $249,000 for the years ended December 31, 2008, and 2007, respectively. Of the $2,631,000 in capitalized software as of December 31, 2008, $674,000 is for repertoire development in progress that has not yet been released into a current product. When the content that is currently in development is released into current product from time to time, these additional amounts will also be amortized over five years on a straight-line basis. The estimated future amortization expense for existing capitalized software is as follows:

	(In thousands)
2009	**$613**
2010	**613**
2011	**613**
2012	**495**
2013	**297**
	$2,631

Goodwill

Goodwill of $3,630,000 resulted from a reverse merger in 2000. On an annual basis, we analyze the value of goodwill by comparing our market value to book equity as an indication of whether any impairment may have occurred. Our impairment analyses for years ended December 31, 2008, and 2007 indicated no impairment had occurred in either year.

Other Non-current Assets

Other non-current assets, net, consist of the following:

	December 31,	
	2008	2007
	(In thousands)	
Patents and trademarks	**$10**	$20
Prepaid royalties	**-**	9
	$10	$29

4. Supplemental Balance Sheet Information (Continued)

Deferred Revenue

Deferred revenue is composed of the unearned portion of SmartMusic subscriptions lasting more than one month, deferrals of Finale notation revenue for free upgrades granted to customers purchasing Finale immediately prior to release of a new version, Finale maintenance agreements, deposits for commission on sheet music revenue sold by partners that received referrals from the MakeMusic websites, and deposits for royalties earned from partners incorporating MakeMusic products into their sales items.

	December 31,	
	2008	2007
	(In thousands)	
Deferred SmartMusic subscription revenue	**$2,235**	$1,630
Deferred notation revenue	**51**	10
Deposits	**50**	62
	$2,336	$1,702

Other Accrued Liabilities

Other accrued liabilities are composed of accrued royalties and other miscellaneous accrued expenses as follows:

	December 31,	
	2008	2007
	(In thousands)	
Accrued royalties	**$56**	$40
Accrued general expenses	**216**	144
	$272	$184

5. Shareholders' Equity

Stock Options and Warrants

The Company has a Stock Option Plan (the 2003 Plan) pursuant to which options for up to 1,500,000 shares of its common stock may be issued to its key employees and directors. Under the 2003 Plan, the options generally may not exceed 10 years and are granted at prices that must be equal to or more than the stock's fair market value at the grant date. The Company's previous stock option plan (the 1992 Plan) expired September 28, 2002, which allowed up to 267,500 shares of its common stock to be issued to key employees and directors. Under the 1992 Plan, all options vest over periods of up to six years and were granted at prices that must be at least equal to the stock's fair market value at the grant date. There were 659,055 options outstanding under the 2003 plan and 800 options outstanding under the 1992 plan as of December 31, 2008.

5. Shareholders' Equity (Continued)

The following table represents stock option activity for the twelve months ended December 31, 2008:

	Shares Reserved for Grant	Plan Options	Weighted Average Exercise Price	Weighted Average Remaining Contract Life
Outstanding at December 31, 2007	55,160	712,768	$4.34	
Authorized	550,000			
Granted	(274,500)	274,500	$3.98	
Expired	29,000	(44,410)	$5.33	
Cancelled	276,003	(276,003)	$3.46	
Exercised	-	(7,000)	$3.55	
Outstanding at December 31, 2008	635,663	659,855	$4.50	2.3 Years
Exercisable at December 31, 2008	-	497,390	$4.09	1.9 Years

The weighted-average fair value of options granted during 2008 and 2007 (computed using the Black-Scholes method) was $1.36 and $3.57, respectively.

The following summarizes information about stock options outstanding at December 31, 2008:

Range of Exercise Prices			Options Outstanding			Options Exercisable	
From		to	Number Outstanding	Weighted Remaining Contractual Life (in Years)	Weighted Exercise Price	Number Outstanding	Weighted Exercise Price
$0.00	to	$2.27	265,000	1.31	$2.27	240,160	$2.27
$2.27	to	$3.50	41,729	1.69	$2.35	41,729	$2.35
$3.51	to	$6.00	232,295	2.36	$5.66	149,795	$5.58
$6.01	to	$10.00	84,833	4.68	$6.96	44,708	$7.56
$10.01	to	$11.00	35,998	4.64	$10.21	20,998	$10.25
Total			659,855	2.32	$4.50	497,390	$4.09

At December 31, 2008, the aggregate intrinsic value of options outstanding was $70,000 and the aggregate intrinsic value of options exercisable was $64,000. Total intrinsic value of options exercised during 2008 was $38,000. At December 31, 2008, there was $447,000 of unrecognized compensation cost related to nonvested share-based payments which is expected to be recognized over a weighted-average period of 1.7 years.

There were no new warrants issued during 2008 or 2007. Total warrants of 30,083 at a weighted average exercise price of $3.34 are outstanding at December 31, 2008, all of which are exercisable. The warrants expire as follows:

2010 – 15,083
2011 – 15,000

5. Shareholders' Equity (Continued)

During fiscal year ended December 31, 2008, a total of 110,726 warrants were exercised at an average exercise price of $2.48. During fiscal year ended December 31, 2008, warrants totaling 46,432 expired. There were no warrants that expired during fiscal year ended December 31, 2007.

6. Commitments

Capital Lease Obligations

Future minimum lease payments under capital lease obligations due for the years ending December 31 are as follows (in thousands):

2009	$ 66
2010	60
2011	20
Total minimum lease payments	146
Less amount representing interest	14
Present value of net minimum lease payments	132
Less current portion	56
Long-term portion	$ 76

Operating Leases

The Company leases office and warehouse space and certain equipment under operating leases. Total future minimum lease payments, excluding common area charges, under these leases as of December 31, 2008, are as follows (in thousands):

2009	$ 191
2010	192
2011	48
Total	$ 431

Rent expense, including common area maintenance expense for the years ended December 31, 2008, and 2007 was $258,000 and $232,000, respectively.

7. 401(k) Savings Plan

The Company has a 401(k) savings plan for the benefit of qualified employees. Under the plan, qualified employees may elect to defer up to 80% of their compensation, subject to a limit determined by the Internal Revenue Service. The Company, at the discretion of the Board of Directors, may elect to make additional discretionary contributions. The Company made no contributions to the plan in 2008 or 2007.

8. Income Taxes

The tax effects of temporary differences for 2008 and 2007 at an assumed effective annual rate of 36% (combined federal rate and state tax rate) for both years are shown in the following table:

	December 31,	
	2008	2007
	(In thousands)	
Deferred tax assets:		
Loss carry-forwards	**$6,810**	$7,027
Research and development credits	**1,055**	1,033
Inventory	**18**	29
Depreciation and amortization	**157**	157
Deferred revenue	**823**	590
Software development and prepaid royalties	**51**	85
Accrued expenses	**486**	386
Accounts receivable	**16**	14
AMT credit carryforward	**0**	17
Valuation allowance for deferred tax assets	**(8,467)**	(8,791)
Net deferred tax assets	**$949**	547
Deferred tax liability:		
Software development costs	**949**	547
Net deferred taxes	**$ –**	$ –

Realization of deferred tax assets is dependent upon the generation of sufficient future taxable income. Management has determined that sufficient uncertainty exists regarding realizability of the net deferred tax assets and has provided a valuation allowance against all of the net deferred tax assets.

A reconciliation of the income tax expense computed using the U.S. statutory rate (34%) to the effective income tax expense included in the statements of income is as follows:

	December 31,	
	2008	2007
	(In thousands)	
Income tax expense computed at the statutory rate	**$ 169**	$ 222
State tax expense, net of calculated federal income tax effects	**10**	13
Change in deferred tax rate	**-**	-
True up of NOL	**-**	76
R&D Credits	**(22)**	(171)
Change in Valuation Allowance	**(324)**	(275)
Permanent differences	**151**	146
Other	**24**	(9)
Income tax expense	**$ 8**	$ 2

8. Income Taxes (Continued)

Net Operating Losses

At December 31, 2008, we had net operating loss carry-forwards (NOLs) and research and development credit carry-forwards which may be used to offset otherwise future taxable income with the following expiration dates (in thousands):

	Net Operating Loss	Research and Development Credits
2009	$ -	$90
2010	2,072	47
2011	2,192	43
2012	1,736	38
2018	770	46
2019	1,472	36
2020	4,414	–
2021	3,037	72
2022	1,375	116
2023	2,056	72
2024	-	91
2025	-	68
2026	-	71
2027	-	171
2028	-	93
	$19,124	$1,054

Section 382 of the Internal Revenue Code restricts the annual utilization of NOL's incurred prior to a change in ownership. Such a change in ownership occurred in connection with the Coda reverse merger, thereby potentially restricting the NOLs available. We have yet to determine whether any limitation on these NOLs exists at December 31, 2008.

9. Litigation

In the ordinary course of business, we may be party to legal actions, proceedings, or claims. Corresponding costs are accrued when it is probable that a loss will be incurred and the amount can be precisely or reasonably estimated. We are currently not aware of any threatened or actual litigation that would have a material effect on its financial condition or results of operations.

10. Segment and Geographic Data

We operate in one industry segment: the design, development, support, and marketing of application solutions to music educators, music-makers, and the music publishing industry. We provide the technologies, products, and services to optimize the entire music-maker supply chain.

10. Segment and Geographic Data (Continued)

All of our long-lived assets are located in North America. The geographic distribution of our revenues is summarized in the following table:

	December 31,	
	2008	2007
	(In thousands)	
Net sales:		
North America	**$ 12,775**	$ 11,928
Europe	**1,334**	1,468
Japan	**625**	723
Other foreign countries	**442**	461
	$ 15,156	$ 14,580

11. Liquidity

Net cash provided by operating activities was $2,403,000 for the year ended December 31, 2008, compared to $2,149,000 provided by operating activities for the year ended December 31, 2007. We expect to continue to generate positive operating cash flow in the foreseeable future, but not necessarily every quarter. If we do not meet our anticipated revenue levels due to economic conditions, a significantly later-than-anticipated notation product release or a decrease in demand for our products, management is committed to expense reductions in sales, marketing, and other areas as necessary to ensure adequate cash levels remain to continue funding operations. If further expense reductions do not offset such a decrease in revenue, we may have to seek additional financing. However, there can be no assurances that such financing will be available on attractive terms or at all.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A(T). CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized, and reported within the timelines specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and in reaching a reasonable level of assurance, management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) as of the end of the period covering this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the Securities and Exchange Commission's rules and forms and that our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting cannot provide absolute assurance of preventing and detecting misstatements on a timely basis. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. In addition, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate due to changes in conditions, or that the degree of compliance with policies or procedures may deteriorate. However, these inherent limitations are known features of the financial reporting process. It is possible to design into the process safeguards to reduce, though not eliminate, the risk that misstatements are not prevented or detected on a timely basis. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

Management has used the framework set forth in the report entitled Internal Control-Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO, to evaluate the effectiveness of our internal control over financial reporting. Based on this assessment, management has concluded that, as of December 31, 2008, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Changes in Internal Controls

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

All information required to be reported in a report on Form 8-K during the fourth quarter of the year covered by this report has been reported.

On January 28, 2009, pursuant to a recommendation by the Compensation Committee, the Board of Directors further amended the cash director fees under our existing Board Compensation Plan, which was adopted February 15, 2007 and amended January 31, 2008. During 2009, each non-employee director who is not otherwise being compensated by MakeMusic shall be paid a cash fee of $5,000 per calendar quarter for board membership. In addition, a director serving as a chairperson of the board of directors or one or more committees of the board of directors shall be paid an additional $2,500 per calendar quarter. The full text of the Board Compensation Plan is attached as Exhibit 10.6 to this Annual Report on Form 10-K and is incorporated by reference herein.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names and ages of the executive officers of MakeMusic and their positions and offices presently held are as follows:

Name	Age	Position
Ronald B. Raup	58	Chief Executive Officer
Karen L. VanDerBosch	45	Chief Financial Officer and Treasurer

Ronald B. Raup, is the Company's Chief Executive Officer, serving in that position since November 24, 2008. From December 6, 2007 to November 24, 2008, he served as co-Chief Executive Officer and has served as President, Chief Operating Officer and director since October 2006. Prior to that, Mr. Raup served as Chief Marketing Officer from September 2005 until October 2006, and as a member of our Board of Directors from September 2004 until September 2005. Mr. Raup has more than thirty years of experience in the music product industry. From 2003 through 2005, Mr. Raup served as Vice President-Piano Division of Brook Mays Music Company, the largest full-line music product retailer in the United States. In addition to his three-year term as Vice President, Mr. Raup also served as Chief Operating Officer for Brook Mays from 1999 through 2002. From 1995 to 1999, he was employed at MakeMusic as our President and Chief Operating Officer. Mr. Raup has also served as Senior Vice President of Marketing and Sales at Yamaha Corporation of America, the largest music products company in the world. He also served on Yamaha's Board of Directors. Mr. Raup has served on various industry boards including NAMM, the International Music Products Association, and the World Economic Summit.

Karen L. VanDerBosch, joined MakeMusic as Chief Financial Officer and Treasurer in December 2006. Ms. VanDerBosch was most recently the CFO of Sagebrush Corporation, a privately held developer of library automation software, and services, analytical software and book re-binder for the K-12 education market. Ms. VanDerBosch previously served as CFO for KB Gear Interactive, a privately held developer and marketer of interactive digital devices and applications serving retail markets. Her extensive background in manufacturing and technology industries also included CFO positions at EMPAK Inc. and the publicly traded Fieldworks Inc.

Additional information required by Item 10 relating to directors, compliance with Section 16(a) of the Exchange Act, and code of ethics is incorporated herein by reference to the sections labeled "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Code of Ethics and Business Conduct," that appear in the definitive Proxy Statement for our 2009 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is contained in the section entitled "Executive Compensation" in the definitive Proxy Statement for our 2009 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 regarding security ownership of certain holders is contained in the section entitled "Principal Shareholders and Management Shareholdings" that appears in the definitive Proxy Statement for our 2009 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

The following table provides information concerning our equity compensation plans as of December 31, 2008.

	Number of securities to be issued upon exercise of outstanding options.	Weighted average exercise price of outstanding options.	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	659,855	$ 4.50	330,660
Totals	659,855	$ 4.50	330,660

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is contained in the sections entitled "Election of Directors" and "Certain Transactions and Business Relationships" that appear in the definitive Proxy Statement for our 2009 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item 14 is contained in the section entitled "Independent Registered Public Accounting Firm, Audit Fees" that appears in the definitive Proxy Statement for our 2009 Annual Meeting of Shareholders. Such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report.

(1) Financial Statements. The following financial statements are included in Part II, Item 8 of this Annual Report on Form 10-K:

Report of McGladrey & Pullen LLP on Consolidated Financial Statements as of and for the periods ended December 31, 2008 and December 31, 2007

Consolidated Balance Sheets as of December 31, 2008 and 2007

Consolidated Statements of Income for the periods ended December 31, 2008 and 2007

Consolidated Statements of Shareholders' Equity for the periods ended December 31, 2008 and 2007

Consolidated Statements of Cash Flows for the periods ended December 31, 2008 and 2007

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules. The following consolidated financial statement schedules are included in Item 8: Not applicable.

(3) Exhibits. See "Exhibit Index to Form 10-K" immediately following the signature page of this Form 10-K for a description of the documents that are filed as Exhibits to this report or incorporated by reference herein.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MakeMusic, Inc.

Dated: March 6, 2009

By: /s/ Ronald B. Raup
Ronald B. Raup, Chief Executive Officer

In accordance with the Exchange Act, this Report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

(Power of Attorney)

Each person whose signature appears below constitutes and appoints Ronald B. Raup and Karen L. VanDerBosch as true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature and Title	Date
/s/ Ronald B. Raup Ronald B. Raup, Chief Executive Officer and Director	March 6, 2009
/s/ Karen L. VanDerBosch Karen L. VanDerBosch, Chief Financial Officer	March 6, 2009
/s/ Jeffrey A. Koch Jeffrey A. Koch, Chairman of the Board, Director	March 6, 2009
/s/ Michael E. Cahr Michael E. Cahr, Director	March 6, 2009
/s/ Keith A. Fenhaus Keith A. Fenhaus, Director	March 6, 2009
/s/ Robert Morrison Robert Morrison, Director	March 6, 2009
/s/ Graham Richmond Graham Richmond, Director	March 6, 2009
/s/ Michael R. Skinner Michael R. Skinner, Director	March 6, 2009

MAKEMUSIC, INC.
EXHIBIT INDEX FOR
FORM 10-K FOR 2008 FISCAL YEAR

Exhibit Number	Description
3.1	Restated Articles of Incorporation as amended – incorporated by reference to Exhibit 3.1 to the Registrant's Form 10-QSB for the quarter ended June 30, 2006
3.2	Bylaws as amended - incorporated by reference to Exhibit 3.1 to the Registrant's Form 8-K dated December 6, 2007
4.1	Form of specimen certificate representing common stock of MakeMusic, Inc. – incorporated by reference to Exhibit 4.1 to the Registrant's Form 10-KSB for the year ended December 31, 2007
10.1*	MakeMusic 2003 Equity Incentive Plan, as amended through November 24, 2008 – filed herewith
10.2*	Form of Incentive Stock Option Agreement under the MakeMusic 2003 Equity Incentive Plan – incorporated by reference to Exhibit 10.21 to the Registrant's Form 10-KSB for the year ended December 31, 2004
10.3*	Form of Nonqualified Stock Option Agreement under the MakeMusic 2003 Equity Incentive Plan – incorporated by reference to Exhibit 10.22 to the Registrant's Form 10-KSB for the year ended December 31, 2004
10.4*	Form of Restricted Stock Agreement under the MakeMusic 2003 Equity Incentive Plan – filed herewith
10.5*	Form of Restricted Stock Unit Agreement under the MakeMusic 2003 Equity Incentive Plan – filed herewith
10.6*	Board Compensation Plan effective February 15, 2007, as amended January 31, 2008 and as further amended January 28, 2009 – filed herewith
10.7*	Employment Agreement dated February 26, 2007 between the Registrant and Ronald B. Raup – incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K dated February 26, 2007
10.8*	Amendment No. 1 to Employment Agreement between the Registrant and John W. Paulson – incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended September 30, 2008
10.9*	Separation Agreement effective December 31, 2008 between the Registrant and John W. Paulson – filed herewith
10.10*	2008 Executive Compensation Plan – incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended March 31, 2008
23.1	Consent of McGladrey & Pullen LLP, independent registered public accounting firm
24.1	Power of Attorney (included on the "Signatures" page of this Form 10-K)
31.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification by Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification by Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

*Indicates a management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to incorporation by reference in the Registration Statements (Form S-3 Nos. 333-110307 and 333-141566) and Registration Statements (Form S-8 Nos. 333-151603, 333-134901, 333-110308, 33-96624, 333-48597, 333-52927 and 333-51884) of our report dated March 5, 2009 with respect to the financial statements of MakeMusic Inc. included in the Annual Report (Form 10-K) for the year ended December 31, 2008.

/s/ McGladrey & Pullen, LLP
Minneapolis, Minnesota
March 5, 2009

EXHIBIT 31.1

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Ronald B. Raup, Chief Executive Officer, certify that:

1. I have reviewed this report on Form 10-K of MakeMusic Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in the this report, fairly present in all material respects the financial condition, results of operation, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2009

By: /s/ Ronald B. Raup
Chief Executive Officer

EXHIBIT 31.2

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Karen L. VanDerBosch, Chief Financial Officer, certify that:

1. I have reviewed this report on Form 10-K of MakeMusic Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operation, and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15(d)-15(e)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize, and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 6, 2009

By: /s/ Karen L. VanDerBosch
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of MakeMusic Inc. (the "Company") on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission (the "Report"), I, Ronald B. Raup, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 6, 2009

/s/ Ronald B. Raup
Ronald B. Raup
Chief Executive Officer

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of MakeMusic Inc. (the "Company") on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission (the "Report"), I, Karen L. VanDerBosch, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 6, 2009

/s/ Karen L. VanDerBosch
Karen L. VanDerBosch
Chief Financial Officer

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corporate shareholder information

STOCK MARKET
The NASDAQ Stock Market
Symbol: MMUS

ANNUAL SHAREHOLDERS' MEETING
Wednesday, May 20, 2009, 3:30 p.m.
Fredrikson & Byron
Suite 4000
200 South Sixth Street
Minneapolis, MN 55402

REGISTRAR AND TRANSFER AGENT
Wells Fargo Bank, NA
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
Telephone: 800.468.9716

DIVIDENDS
MakeMusic has never paid cash dividends on its common stock and currently intends to retain any earnings to fund its operations.

LEGAL COUNSEL
Fredrikson & Byron, PA

INDEPENDENT AUDITORS
McGladrey & Pullen, LLP

INVESTOR INFORMATION
Forms 10-K and 10-Q, proxy statements, and other investor information are available at no charge through one of the following:

Web: www.makemusic.com
E-mail: investorrelations@makemusic.com
Phone: 952.906.3690
800.843.2066, Ext. 3690
Fax: 952.906.3617
Mail: MakeMusic, Inc. Investor Relations
7615 Golden Triangle Drive, Suite M
Eden Prairie, MN 55344-3848

board of directors

JEFFREY A. KOCH
Chairman of the Board
Chief Executive Officer
LaunchEquity Partners, LLC

RONALD B. RAUP
Chief Executive Officer
MakeMusic, Inc.

MICHAEL E. CAHR
General Partner
Focus Equity Partners

KEITH A. FENHAUS
Lead Independent Director
President
Hallmark Insights

ROBERT B. MORRISON
Co-Founder
Quadrant Arts Education Research

GRAHAM RICHMOND
Chief Executive Officer &
Co-Founder
Clear Admit, LLC

MICHAEL SKINNER
President
DANSR

corporate officers and executive management

RONALD B. RAUP
Chief Executive Officer

KAREN L. VANDERBOSCH
Chief Financial Officer

MARK E. DUNN
Chief Technology Officer

MARY D. SCHNEIDER
Chief Marketing Officer



Our mission **is to develop and market solutions that transform how music is composed, taught, learned, and performed.**
This is accomplished by:

- Providing integrated technology, content, and web services to enhance and expand how music is taught, learned, and prepared for performance.
- Providing music education content developers with a technology-enriched publishing platform that leverages their copyrighted assets while simultaneously increasing the content and value of the SmartMusic library.
- Offering software solutions for engraving and electronically distributing sheet music.

makemusic®

Corporate Headquarters
7615 Golden Triangle Drive, Suite M
Eden Prairie, MN 55344-3848
Phone: 800.843.2066 or 952.937.9611
Fax: 952.937.9760

www.makemusic.com